SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date: November 5, 2004

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This Form 6-K consists of the Third Quarter 2004 Report, which appears immediately following this page.

Financial Reporting

Third Quarter 2004 Report
2 November 2004

UBS Financial Highlights

From third quarter 2004 onwards, Motor-Columbus is fully consolidated in UBS’s Financial Statements.

The reporting structure is split into two components: Financial Businesses and Industrial Holdings.

[1]	For the EPS calculation, see Note 8 to the Financial Statements.

[2]	Net profit (annualized)/average shareholders’ equity less dividends.

[3]	Excludes the amortization of goodwill and other intangible assets.

[4]	Details of significant financial events can be found in the UBS Targets section on page 12.

[5]	Net profit less the amortization of goodwill and other intangible assets and significant financial events (after-tax)/weighted average shares outstanding.

[6]	Net profit (annualized) less the amortization of goodwill and other intangible assets and significant financial events (after-tax)/average shareholders’ equity less dividends.

[7]	Excludes results from Industrial Holdings.

[8]	Operating expenses/operating income less credit loss expense or recovery.

[9]	Includes Wealth Management and Wealth Management USA. Excludes interest or dividend income.

[10]	Includes hybrid Tier 1 capital, please refer to the BIS capital and ratios table in the Balance Sheet & Capital Management section.

UBS Income Statement

	Quarter ended			% change from		Year to date
CHF million, except where indicated	30.9.04	30.6.04	30.9.03	2Q04	3Q03	30.9.04	30.9.03

Net profit	1,671	1,974	1,685	(15)	(1)	6,068	4,431

Basic earnings per share (CHF) [1]	1.60	1.85	1.53	(14)	5	5.72	3.92
Return on shareholders’ equity (%) [2]						24.5	16.6

Performance Indicators adjusted for significant financial events and pre-goodwill [3,4]
Basic earnings per share (CHF) [5]	1.86	2.06	1.74	(10)	7	6.39	4.55
Return on shareholders’ equity (%) [6]						27.4	19.2

Financial Businesses [7]
Operating income	8,456	9,484	8,503	(11)	(1)	28,235	25,252
Operating expenses	6,265	6,889	6,351	(9)	(1)	20,360	19,310
Net profit	1,654	1,974	1,685	(16)	(2)	6,051	4,431

Cost/income ratio (%) [8]	74.2	73.7	75.1			72.5	76.4
Net new money (wealth management businesses) (CHF billion) [9]	16.7	10.4	15.1			46.1	36.6

Headcount (full-time equivalents)	66,894	66,043	66,153	1	1

Earnings adjusted for significant financial events and pre-goodwill [3,4,7]
Operating income	8,456	9,484	8,503	(11)	(1)	28,235	25,091
Operating expenses	6,038	6,664	6,113	(9)	(1)	19,683	18,592
Net profit	1,881	2,199	1,923	(14)	(2)	6,728	5,147

Cost/income ratio (%) [8]	71.5	71.2	72.2			70.1	74.0

UBS Balance Sheet & Capital Management

CHF million, except where indicated				% change from

As at	30.9.04	30.6.04	30.9.03	2Q04	3Q03

Balance sheet key figures
Total assets	1,744,630	1,673,807		4
Shareholders’ equity	34,524	34,680		0

Market capitalization	95,812	98,001	84,440	(2)	13

BIS capital ratios
Tier 1 (%) [10]	11.5	11.8	11.5
Total BIS (%)	13.3	13.3	13.3
Risk-weighted assets	272,813	266,508	241,533	2	13

Invested assets (CHF billion)	2,261	2,231	2,107	1	7

Long-term ratings
Fitch, London	AA+	AA+	AA+
Moody’s, New York	Aa2	Aa2	Aa2
Standard & Poor’s, New York	AA+	AA+	AA+

Third Quarter 2004 Report
2 November 2004

Financial Calendar

Publication of Fourth Quarter 2004 results	Tuesday, 8 February 2005

Publication of Annual Report	Wednesday, 16 March 2005

Annual General Meeting	Thursday, 21 April 2005

Publication of First Quarter 2005 results	Tuesday, 3 May 2005

Publication of Second Quarter 2005 results	Tuesday, 9 August 2005

Publication of Third Quarter 2005 results	Tuesday, 1 November 2005

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Interactive Third Quarter 2004 Report

An interactive version of this report can be viewed online in the Third Quarter 2004 Results section of the UBS Investors & Analysts website: www.ubs.com/investors.

Other reports

All UBS’s published financial reports (including SEC filings) are available on the internet at: www.ubs.com/investors. Alternatively, printed copies of our reports can be obtained from: UBS AG, Economic Information Center, P.O. Box, CH-8098 Zurich, Switzerland. email: sh-iz-ubs-publikationen@ubs.com.

Third Quarter 2004 Report
2 November 2004

Shareholders’ Letter

Dear shareholders,

This quarter’s results showcase the strength of our asset gathering businesses. At a time when securities markets are offering less attractive trading returns, the fact that UBS has not only the world’s leading wealth management operation, but also one of the fastest growing, is crucial to our ability to deliver top-class returns to you, our shareholders.

     Although our Investment Bank saw an anticipated slowdown in trading opportunities, its year-to-date performance is roughly 25% above the same period a year ago – and almost three times higher than in the first nine months of 2002. Elsewhere, the sheer scale of the assets entrusted to us by our clients (which rose to CHF 2.3 trillion this quarter) has been a major driver, producing, for example, the highest portfolio management fees we have ever reported. In third quarter, net new money for the firm as a whole was CHF 20.5 billion. Wealthy individual clients worldwide contributed CHF 16.7 billion; during the first nine months of this year, our wealth management businesses have gathered a total of CHF 46.1 billion in new assets, at an annualized growth rate of 5%. This leading rank in wealth management is a privileged strategic position to occupy, and we remain convinced that all our global areas of focus – including the investment banking, securities and asset management businesses – will deliver above average growth opportunities for UBS.

Before we look at our financial results in more detail, we should mention that this quarter, for the first time, they include the fully consolidated results of Motor-Columbus, a Swiss holding company whose only significant asset is a majority ownership interest in Swiss-based electricity provider Atel. Earlier this year, we increased our stake in Motor-Columbus to 55.6% in order to protect the value of our existing investment and put us in a stronger position, as majority shareholder, to divest it profitably in the future. In the meantime, the results of Motor-Columbus will be reported in a separate Industrial Holdings segment, helping us to preserve full continuity in the presentation of our core Financial Businesses. This quarter, Motor-Columbus contributed 1.0% to UBS’s overall net profit, 16.7% to operating income, and 20.6% to operating expenses.

Net profit in third quarter was CHF 1,671 million. Our Financial Businesses contributed CHF 1,654 million and our Industrial Holdings CHF 17 million. Low market activity and volatility led to a drop in all trading-related revenues, pushing the net profit of our Financial Businesses down 2% compared to third quarter last year and 16% compared to second quarter 2004. As a major player in the world’s securities markets, we accept that volatility in our Investment Bank’s revenues will reflect prevailing market opportunities, and we will not every quarter be able to deliver the peak levels of trading performance we saw earlier this year. All the more important, then, that this element is balanced with strong fee and commission revenues, which represent well over 50% of our overall operating income. Our earnings per share were CHF 1.86 (before goodwill amortization) in third quarter 2004, down from CHF 2.06 in second quarter 2004 but 7% above the CHF 1.74 reported in third quarter 2003. Costs are well under control, falling 9% from second quarter 2004 and 1% from third quarter last year, driven by lower bonus accruals – in line with the decline in revenues. Our cost/income ratio of 71.5% (before goodwill) is still near historically low levels and below the 72.2% recorded a year ago.

We use both add-on acquisitions and organic growth to expand our core businesses. In September, we announced the acquisition of Charles Schwab SoundView Capital Markets, the Capital Markets Division of Charles Schwab Corp. – a deal that provides us with fresh expertise and technology and reinforces our existing activities by providing additional scale. This deal will propel us to the front rank of NASDAQ stock traders, complementing our top-tier position on the New York Stock Exchange (NYSE). Our efforts to grow organically are also delivering tangible results. Since its launch in 2001, our European wealth management business has seen inflows coming in at an average annual rate of 40%. Revenues hit a record level as client investments rose to CHF 69 billion in third quarter. We also continue to expand our wealth management presence in Asia, with three new openings this quarter. We officially inaugurated a branch in Beijing on 2 August, marking a milestone in our long-term strategy for China. A month later, we re-entered the wealth management market in Japan with an office in Tokyo, and opened a new representative office in Kuala Lumpur, Malaysia.

Our continuing efforts to build our brand show how we deliver global financial resources through personal client relationships based on intimate understanding. We recently analyzed the first results from our major advertising campaign launched in March with the tagline “You & Us”.

We found that awareness of UBS is rising in all regions, and is significantly higher in the US. Our target clients are seeing and remembering our advertising – an important step in building a distinct profile in our highly competitive industry. While these achievements are encouraging, brand building does not provide instant returns and does not only involve advertising. It is a long-term commitment requiring that we introduce more and more potential clients to the UBS way of doing business, delivering on our promise of pursuing their success above all.

As investors, you may have followed recent changes in International Financial Reporting Standards (IFRS). In 2005, two new accounting standards will have a significant impact on our financial results. First of all, IFRS will require us to recognize the fair value of all equity-based payments made to employees as compensation expense – including options, which we currently disclose on a pro-forma basis. Additionally, a new standard governing business combinations will lead to a new treatment for goodwill. From 2005 onwards, goodwill arising from acquisitions will no longer be amortized, but tested annually for impairment. The continuing evolution of accounting standards creates a certain degree of complexity for investors. On the other hand, these developments are necessary to keep pace with the changing nature of contemporary business. Adoption of IFRS across the EU is an important milestone. As more companies apply these standards and provide constructive input for further development, we hope for ever-increased momentum towards a credible global accounting language, providing more comparability and transparency to investors.

Outlook – In the first nine months of 2004, market conditions for our trading-related businesses have swung considerably – from an exceptionally favorable first quarter to the rather tough environment in third quarter. Across these varied conditions, our diversified business mix has paid off, helping us to capture the revenue opportunities when equity and fixed income markets were buoyant, with our wealth and asset management businesses giving us a counterbalance when trading conditions started to normalize.

While global economic fundamentals look rather positive, market participants are currently

Third Quarter 2004 Report
2 November 2004

unsure about how long the current growth will last. This prevailing uncertainty continues to weigh on financial markets. In the short term, this may continue to dampen levels of investor activity – an important driver for many of our businesses. That said, it looks as though we will be able to look back on 2004 as one of UBS’s best years, and our focused strategy and success in attracting new clients give us a great deal of confidence for 2005 and beyond.

2 November 2004

UBS

Marcel Ospel	Peter Wuffli
Chairman	Chief Executive Officer

UBS Results

Consolidated

UBS Results
2 November 2004

UBS Results

New reporting structure

We now own a 55.6% stake in Motor-Columbus after purchasing an additional 20% stake on 1 July 2004. Motor-Columbus is a financial holding company whose only significant asset is a 59.3% interest in the Atel Group. Atel, based in Olten, Switzerland, is a European energy provider focused on domestic and international power generation, electricity transmission, energy services as well as electricity trading and marketing. Because of our majority ownership we have, starting this quarter, fully consolidated Motor-Columbus in our financial statements, housing it within a separate segment.

Due to the increased complexity that this consolidation adds to our financial reporting, we have split the commentary of our results into two parts. We have provided commentary and analysis of our Financial Businesses – which include all our pre-existing business units – separately from the new Industrial Holdings unit, housing Motor-Columbus. In this way, we aim for complete continuity in the presentation and analysis of our core businesses. The new reporting structure is shown in detail in the graphic below.
In third quarter 2004, Motor-Columbus’s contribution to UBS’s net profit was CHF 17 million. Motor-Columbus itself recorded net profit before tax and minority interests of CHF 70 million in third quarter, on total operating income of CHF 1,692 million and total operating expenses of CHF 1,622 million. It contributed CHF 6.9 billion in assets to our balance sheet and CHF 5.0 billion in liabilities (see page 54 for more information).

Results

In third quarter 2004, UBS reported net profit of CHF 1,671 million, down CHF 14 million from CHF 1,685 million in the same period a year ago. Our Financial Businesses contributed CHF 1,654 million in third quarter 2004, down 2% from a year earlier. Our Industrial Holdings contributed CHF 17 million in third quarter 2004 and represented 1.0% of UBS’s net profit, 16.7% of operating income, and 20.6% of operating expenses in the quarter.

Changes in accounting

IFRS 2 update

In February 2004, the International Accounting Standards Board (IASB) issued IFRS 2, Share-based Payment. Effective 1 January 2005, it will govern the accounting of share-based payments (share and option awards).

UBS Reporting Structure from Third Quarter 2004

IFRS 2 will require entities to recognize the fair value of share-based payments made to employees as compensation expense, recognized over the service period, which is generally equal to the vesting period. Last quarter, we discussed how cash-settled and equity-settled awards would be treated (see page 5 of the Second Quarter 2004 report). Generally, our share and option plans will be classified as equity-settled, although there will be certain exceptions.

The new treatment differs from our current practice in two ways. First, option awards will be expensed over their vesting period whereas currently UBS discloses the pro-forma impact of expensing the fair value of such awards at grant. Second, share awards, which are currently expensed in the performance year (generally the year before grant) as part of bonus, will in future be expensed from the date of grant over the vesting period.
We will apply the new requirements of this standard to all prior period awards which impact income statements from 2003 onwards. The opening balance of retained earnings on 1 January 2003 will be adjusted for the effects these awards have on income statements prior to 2003.

IFRS 3 update

In March 2004, the International Accounting Standards Board (IASB) issued IFRS 3, Business Combinations. The new accounting standard replaces IAS 22 and requires that all business combinations be accounted for under the purchase method. The pooling-of-interests method is eliminated. Under IFRS 3, goodwill from business combinations entered into on or after 31 March 2004 – including, for UBS, the Motor-Columbus transaction – will not be amortized and must be tested for impairment at least once a year. Goodwill from business combinations prior to 31 March 2004 will continue to be amortized until 31 December 2004. Beginning in 2005, we will cease to amortize existing goodwill and will instead conduct annual impairment tests. The adoption of the new standard will have a material impact on UBS’s financial statements as we recorded CHF 756 million of goodwill amortization expense in 2003.
IFRS 3 also defines how intangible assets should be accounted for. Following the acquisition of PaineWebber in 2000, we booked its trained workforce as an intangible asset with an estimated useful life of 20 years. Under IFRS 3, it no longer meets the criteria of an intangible asset and should be reclassified as goodwill. Therefore, we will reclassify the net book value of this trained workforce to goodwill on 1 January 2005. On that date, we expect to hold approximately CHF 2.0 billion in total intangible assets and we anticipate recording approximately CHF 200 million in related amortization expense in 2005.

UBS Targets

UBS Targets
2 November 2004

UBS Targets

Performance Against Targets

Year to date (annualized)	30.9.04	30.6.04	30.9.03

RoE (%)
as reported [1]	24.5	26.5	16.6
before goodwill and adjusted for significant financial events [2]	27.4	29.2	19.2

For the quarter ended	30.9.04	30.6.04	30.9.03

Basic EPS (CHF)
as reported [3]	1.60	1.85	1.53
before goodwill and adjusted for significant financial events [4]	1.86	2.06	1.74

Cost/income ratio of the Financial Businesses (%) [5]
as reported [6]	74.2	73.7	75.1
before goodwill and adjusted for significant financial events [7]	71.5	71.2	72.2

Net new money, wealth management businesses (CHF billion) [8]
Wealth Management	11.4	8.2	9.4
Wealth Management USA	5.3	2.2	5.7

Total	16.7	10.4	15.1

[1]	Net profit year to date (annualized)/average shareholders’ equity less dividends.

[2]	Net profit year to date (annualized) less the amortization of goodwill and other intangible assets and significant financial events (after-tax)/ average shareholders’ equity less dividends.

[3]	Details of the EPS calculation can be found in Note 8 to the Financial Statements.

[4]	Net profit less the amortization of goodwill and other intangible assets and significant financial events (after-tax)/weighted average shares outstanding.

[5]	Excludes results from Industrial Holdings.

[6]	Operating expenses/operating income less credit loss expense or recovery.

[7]	Operating expenses less the amortization of goodwill and other intangible assets and significant financial events/operating income less credit loss expense or recovery and significant financial events.

[8]	Excludes interest and dividend income.

Targets

UBS’s performance is reported in accordance with International Financial Reporting Standards (IFRS). Additionally, we provide comments and analysis on an adjusted basis which excludes from the reported amounts certain items we term significant financial events (SFEs). An additional adjustment we use in our results discussion is the exclusion of the amortization of goodwill and other acquired intangible assets.

These adjustments reflect our internal approach to analyzing our results and managing the company, in which SFE-adjusted figures before the amortization of goodwill and intangibles are used to assess performance against peers and to estimate future growth potential. In particular, our financial targets have been set in terms of adjusted results, excluding SFEs and the amortization of goodwill and intangibles. All the analysis provided in our internal management accounting is based on operational SFE-adjusted performance. This helps us to illustrate the underlying operational performance of our business, insulated from the impact of individual gain or loss items that are not relevant to our management’s business planning decisions. A policy approved by the Group Executive Board (GEB) defines which items are classified as SFEs. We focus on four key performance targets, designed to deliver continually improving returns to our shareholders. These targets are evaluated on this adjusted basis.
This is the first quarter that we have split the commentary of our results between Financial

Businesses and Industrial Holdings. The first two of our four targets, return on equity and earnings per share, will continue to be calculated on a full UBS basis. Our cost/income ratio target will now be limited to our Financial Businesses, to avoid the distortion from Industrial Holdings, which this quarter represent over 16% of UBS’s revenues and operate at a 96% cost/income ratio.

Before goodwill and adjusted for significant financial events:
–	For the first nine months of 2004, our annualized return on equity was 27.4%, up from 19.2% in the same period a year ago, again well above our target range of 15% to 20%. The increase reflects higher net profit (up 32%) combined with a lower average level of equity (down 8%) resulting from our continued buyback programs and generous dividend, outpacing retained earnings.
–	Basic earnings per share (EPS) increased by 7% to CHF 1.86 in third quarter 2004 from CHF 1.74 in the same quarter a year ago. The increase was driven by a 6% reduction in average number of shares outstanding through our ongoing repurchase of shares.
–	The cost/income ratio of the Financial Businesses was 71.5% in third quarter 2004, an improvement from 72.2% in the same period last year, and near historic lows. The decline was driven by performance-related compensation being reduced faster than revenues as we accrued at a lower rate than 2003.
Our wealth management businesses had another excellent quarter, attracting strong net new money of CHF 16.7 billion for the quarter,

Invested Assets

	Quarter ended			% change from
CHF billion	30.09.04	30.06.04	30.09.03	30.06.04	30.09.03

UBS	2,261	2,231	2,107	1	7

Wealth Management & Business Banking
Wealth Management	772	750	693	3	11
Business Banking Switzerland	140	139	133	1	5

Global Asset Management
Institutional	342	338	305	1	12
Wholesale Intermediary	259	257	267	1	(3)

Investment Bank	1	1	3	0	(67)

Wealth Management USA	654	652	626	0	4

Corporate Center
Private Banks & GAM	93	94	80	(1)	16

UBS Targets
2 November 2004

Net New Money 1

	Quarter ended			Year to date
CHF billion	30.09.04	30.06.04	30.09.03	30.09.04	30.09.03

UBS	20.5	16.9	23.0	72.5	58.4

Wealth Management & Business Banking
Wealth Management	11.4	8.2	9.4	35.8	23.3
Business Banking Switzerland	0.4	1.0	0.4	2.4	2.7

Global Asset Management
Institutional	3.0	7.6	6.3	20.7	11.3
Wholesale Intermediary	1.0	(4.6)	(1.4)	(5.0)	3.3

Investment Bank	0.0	0.0	0.2	0.0	0.3

Wealth Management USA	5.3	2.2	5.7	10.3	13.3

Corporate Center
Private Banks & GAM	(0.6)	2.5	2.4	8.3	4.2

[1] Excludes interest and dividend income.

bringing total inflows in the first nine months of this year to CHF 46.1 billion. The Wealth Management unit posted its second best net new money result ever, attracting CHF 11.4 billion in third quarter 2004 compared to net new money of CHF 8.2 billion in the previous quarter. Healthy inflows were recorded from clients in Asia and the Americas and into our domestic European wealth management business, which saw net new money of CHF 3.2 billion. In our Wealth Management USA business, net new money was CHF 5.3 billion in third quarter 2004, up from CHF 2.2 billion in second quarter 2004.

Significant financial events

There were no significant financial events in 2004 or first and third quarter 2003, but there was one significant financial event in second quarter 2003.

We realized a gain of CHF 2 million (pre-tax CHF 161 million) in second quarter 2003 from the sale of the Wealth Management USA business’s Correspondent Services Corporation (CSC) clearing operation. A substantial portion of CSC’s net assets comprised goodwill stemming from the PaineWebber acquisition. After deducting taxes of CHF 159 million (based on the purchase price) and writing down goodwill associated with CSC, the net gain from the transaction was CHF 2 million.

Financial Businesses

Financial Businesses
2 November 2004

Financial Businesses’ Results

Income Statement1

	Quarter ended			% change from		Year to date
CHF million, except where indicated	30.9.04	30.6.04	30.9.03	2Q04	3Q03	30.9.04	30.9.03

Operating income
Interest income	9,967	9,958	10,144	0	(2)	29,666	30,420
Interest expense	(7,004)	(6,902)	(6,787)	1	3	(20,429)	(21,128)

Net interest income	2,963	3,056	3,357	(3)	(12)	9,237	9,292
Credit loss (expense) / recovery	14	131	42	(89)	(67)	148	(26)

Net interest income after credit loss expense	2,977	3,187	3,399	(7)	(12)	9,385	9,266

Net fee and commission income	4,533	4,841	4,386	(6)	3	14,379	12,525
Net trading income	666	1,177	639	(43)	4	3,628	3,178
Other income	280	279	79	0	254	843	283

Total operating income	8,456	9,484	8,503	(11)	(1)	28,235	25,252

Operating expenses Personnel expenses	4,091	4,599	4,372	(11)	(6)	13,861	13,193
General and administrative expenses	1,618	1,743	1,422	(7)	14	4,868	4,419
Depreciation of property and equipment	329	322	319	2	3	954	980
Amortization of goodwill and other intangible assets	227	225	238	1	(5)	677	718

Total operating expenses	6,265	6,889	6,351	(9)	(1)	20,360	19,310

Operating profit before tax and minority interests	2,191	2,595	2,152	(16)	2	7,875	5,942

Tax expense	460	512	386	(10)	19	1,551	1,266

Net profit before minority interests	1,731	2,083	1,766	(17)	(2)	6,324	4,676

Minority interests	(77)	(109)	(81)	(29)	(5)	(273)	(245)

Net profit	1,654	1,974	1,685	(16)	(2)	6,051	4,431

Additional information	Quarter ended			% change from

As at	30.9.04	30.6.04	30.9.03	2Q04	3Q03

Headcount (full-time equivalents)	66,894	66,043	66,153	1	1

1 Excludes results from Industrial Holdings.

Results

Our result in third quarter 2004 clearly reflects the strength of our wealth and asset management businesses, both of which reported very solid results. That strength was offset by a slowdown at our Investment Bank, reflecting a more difficult trading environment. Net profit was CHF 1,654 million in third quarter 2004, against CHF 1,685 million a year earlier. Both operating income and operating expenses fell 1%. Income was pressured by falling trading revenues in all asset classes, with lower market activity and volatility restricting opportunities. Fixed income trading revenues fell 22% year-on-year as the difficult environment and a flattening yield curve combined with lower gains from positions taken in the rates markets. Higher asset-based fees in our wealth and asset management businesses, reflecting improved market levels year-on-year and strong net new money, almost compensated for the trading revenue decline. Fee and commission income now comprises well over 50% of our total revenue. In the last twelve months, we have been able to attract CHF 83.2 billion in net new money, bringing our overall invested assets to CHF 2,261 billion. Our result was also helped by the fourth consecutive positive result from our private equity business, as well as another quarter of credit loss recoveries. Total operating expenses decreased 1% as personnel expenses were pushed down 6% by lower accruals for performance-related compensation, especially at the Investment Bank.

Operating income

Total operating income was CHF 8,456 million in third quarter 2004, down slightly from CHF 8,503 million in the same quarter a year earlier. Our wealth and asset management businesses saw revenue gains as they profited from strong net new money inflows as well as higher market levels, prompting rising asset-based revenues and, in particular, record portfolio management fees. This was more than offset by a drop in trading-related revenues, with equities and fixed income trading both falling by around 20%.
Net interest income was CHF 2,963 million in third quarter 2004, down from CHF 3,357 million in the same period a year earlier. Net trading income was CHF 666 million this quarter, up from CHF 639 million in third quarter 2003.
As well as income from interest margin-based activities (loans and deposits), net interest income includes income earned as a result of trading activities (for example, coupon and

Net Interest and Trading Income

	Quarter ended			% change from		Year to date

CHF million	30.9.04	30.6.04	30.9.03	2Q04	3Q03	30.9.04	30.9.03

Net interest income	2,963	3,056	3,357	(3)	(12)	9,237	9,292
Net trading income	666	1,177	639	(43)	4	3,628	3,178

Total net interest and trading income	3,629	4,233	3,996	(14)	(9)	12,865	12,470

Breakdown by business activity

	Quarter ended			% change from		Year to date

CHF million	30.09.04	30.06.04	30.09.03	2Q04	3Q03	30.09.04	30.09.03

Net income from interest margin products	1,278	1,290	1,267	(1)	1	3,833	3,844

Equities	578	696	722	(17)	(20)	2,220	1,744
Fixed income	1,237	1,619	1,586	(24)	(22)	5,007	5,328
Foreign exchange	269	422	345	(36)	(22)	1,105	1,115
Other	63	72	70	(13)	(10)	224	240

Net income from trading activities	2,147	2,809	2,723	(24)	(21)	8,556	8,427

Net income from treasury activities	345	373	353	(8)	(2)	1,028	1,091

Other [1]	(141)	(239)	(347)	41	59	(552)	(892)

Total net interest and trading income	3,629	4,233	3,996	(14)	(9)	12,865	12,470

1Includes external funding costs of the Paine Webber Group, Inc. acquisition.

Financial Businesses
2 November 2004

dividend income). This component is volatile from period to period, depending on the composition of the trading portfolio. In order to provide a better explanation of the movements in net interest income and net trading income, we analyze the total according to the business activities that give rise to the income, rather than by the type of income generated.

Net income from interest margin products increased to CHF 1,278 million in third quarter 2004 from CHF 1,267 million a year earlier. The increase reflects higher revenues from the rise in lending in our wealth management businesses. We have also seen continued growth in our domestic Swiss mortgage business and higher volumes in savings accounts. Those gains were partly offset by lower income from our Swiss recovery portfolio, which has shrunk by CHF 2.7 billion compared to a year ago.
Net income from trading activities was CHF 2,147 million in third quarter 2004, down from CHF 2,723 million a year ago. Equity trading income was CHF 578 million in third quarter 2004, down from CHF 722 million in third quarter 2003. The drop was mainly due to lower proprietary trading returns, partially offset by strong revenues from equity finance (including prime brokerage) and derivative trading. Fixed income trading revenues, at CHF 1,237 million in third quarter 2004, dropped 22% from CHF 1,586 million a year ago. Although the yield curve is still steep from a historical perspective, it has gradually flattened out, affecting trading returns. Performance also slowed from the peak environment at the turn of the year because of low levels of market activity, with low volatility also affecting trading returns and limiting client demand for derivatives. In addition, gains from positions taken in the rates business were lower than the strong performance in previous quarters. We recorded negative revenues of CHF 75 million relating to Credit Default Swaps (CDSs) hedging existing credit exposure in the loan book, against a mark-to-market loss of CHF 192 million a year ago. Foreign exchange trading revenues, at CHF 269 million in third quarter 2004, were down 22% from CHF 345 million a year ago, reflecting a weaker performance in our derivative and client-driven trading businesses due to lower market volumes.
At CHF 345 million, net income from treasury activities in third quarter 2004 was CHF 8 mil-

lion or 2% lower than CHF 353 million a year earlier. The positive impact on our revenues from the diversification of our equity into currencies other than the Swiss franc was more than offset by the drop in invested equity as we continue to repurchase shares.

In third quarter 2004, other net trading and interest income was negative CHF 141 million compared to negative revenues of CHF 347 million a year earlier. The improvement was due to lower goodwill funding costs, as well as declining funding costs for our contracting private equity portfolio.
At CHF 4,533 million, net fee and commission income in third quarter 2004 was 3% higher than the CHF 4,386 million recorded a year earlier. The increase was driven by higher asset-based fees, reflecting the continuous strong inflow of net new money and higher market levels. The result was also helped by stronger underwriting fees in comparison to the same period a year ago. Underwriting fees were CHF 558 million in third quarter 2004, up 13% from CHF 492 million a year earlier. Compared to a year ago, both fixed income and equity underwriting increased. Fixed income underwriting was up 4% at CHF 241 million, and equity underwriting up 22% at CHF 317 million. At CHF 195 million in third quarter 2004, corporate finance fees rose 4% from CHF 188 million in third quarter 2003. The increase was driven by strong advisory revenues, particularly in the US, where we have increased our corporate market share to 5.1% in the first nine months of this year compared to 4.9% in the same period a year ago (according to Freeman). Net brokerage fees dropped by 10% to CHF 969 million in third quarter 2004 from CHF 1,075 million in third quarter 2003. The decrease was driven by lower individual and institutional client activity levels, with most major stock markets experiencing lower trading volumes in third quarter 2004 compared to the same period a year ago. Investment fund fees, at their second-highest level ever, increased by 11% to CHF 1,141 million in third quarter 2004 from CHF 1,031 million in the same period a year ago, reflecting higher asset-based fees in our wealth and asset management businesses, and higher margins driven by an improving asset class mix. At a record CHF 1,163 million in third quarter 2004, portfolio and other management and advisory fees were up 14% from CHF 1,022 million in the same period a year earlier.

Other income rose to CHF 280 million in third quarter 2004 from CHF 79 million a year earlier. The increase was due to higher disposal gains from private equity investments (up CHF 77 million) as well as higher gains from disposals of associates and subsidiaries (up CHF 76 million), driven by our divestment of the Noga Hilton hotel.

Operating expenses

We continue to manage our cost base tightly and focus on ways to improve the efficiency and profitability of our businesses. Total operating expenses were CHF 6,265 million in third quarter 2004, down 1% or CHF 86 million from CHF 6,351 million in the same period a year ago. The decrease was driven by lower personnel expenses, which were partially offset by an increase in general and administrative expenses.
At CHF 4,091 million in third quarter 2004, personnel expenses fell CHF 281 million from CHF 4,372 million in the same period a year ago. The drop was driven by lower accruals for performance-related compensation, mainly at the Investment Bank where the compensation ratio dropped 2 percentage points from the same period a year ago. In addition, retention expenses in the Wealth Management USA business ended in second quarter 2004. Personnel expenses are managed on a full-year basis with final fixing of annual performance-related payments in fourth quarter.
General and administrative expenses increased by CHF 196 million or 14% to CHF 1,618 million in third quarter 2004 from CHF 1,422 million in the same period a year ago. The biggest increase was in legal and operational provisions, which were particularly low in third quarter 2003. Other increases were seen in IT project costs at the Investment Bank, as well as in occupancy costs due to office consolidation in the Americas. Travel and entertainment costs also rose, as did legal fees.

At CHF 329 million, depreciation was up 3% from CHF 319 million a year earlier, reflecting higher charges for IT writeoffs at the Investment Bank.
Amortization of goodwill and other intangible assets was CHF 227 million in third quarter 2004, down 5% from CHF 238 million in third quarter 2003, reflecting the strengthening of the Swiss franc against major currencies.

Tax

We incurred a tax expense of CHF 460 million in third quarter 2004, reflecting an effective tax rate of 21.0% for the third quarter and 19.7% for the first nine months of 2004, compared to last year’s full-year rate of 17.9% (before significant financial events). The 2003 tax rate was positively influenced by a favorable regional profit mix. The higher rate for the first nine months of 2004 has been primarily driven by increased profitability in higher-tax jurisdictions such as the US. We continue to believe that an underlying tax rate of around 19-20% (before significant financial events) is a reasonable indicator for full-year 2004.

Headcount

Headcount in our Financial Businesses was 66,894 on 30 September 2004, up 851 from 66,043 on 30 June 2004. The increase was mainly in the Wealth Management business (up 150) as we continue to hire client advisors, as well as in the Investment Bank (up 711) where staffing increases were across all business and logistics areas. This was partially offset by a drop in Business Banking Switzerland (down 180) due to further investments in technology and automation.

Headcount Financial Businesses

	Quarter ended			% change from
Full-time equivalents	30.09.04	30.06.04	30.09.03	30.06.04	30.09.03

Switzerland	26,262	26,314	26,901	0	(2)
Rest of Europe / Africa / Middle East	10,524	10,315	9,922	2	6
Americas	25,838	25,364	25,506	2	1
Asia Pacific	4,270	4,050	3,824	5	12

Total	66,894	66,043	66,153	1	1

Financial Businesses
2 November 2004

Fair value disclosure of options

The fair value of options granted in the first nine months of 2004 was CHF 493 million (pre-tax: CHF 526 million) compared to CHF 427 million (pre-tax: CHF 532 million) in the same period a year ago. The increase was driven by a higher UBS share price, a lower pro-forma tax benefit, and adjusted assumptions for the valuation of options. In fact, significantly fewer option grants were made in the first nine months of 2004 (down nearly 40% from the same period a year earlier), in line with our strategy of granting options more selectively.

While most stock options are granted in the first half of the year, the pre-tax increase of CHF 11 million in third quarter 2004 reflects additional grants made primarily under the Equity Plus Program, an employee participation program under which voluntary investments in UBS shares are matched with option awards. Aside from the Equity Plus options, which are offered quarterly, we do not expect further significant grants for the remainder of this year.

Our valuation of options may change during the year due to further work we will undertake to implement the new IFRS 2 standard. For further details on the new standard, please refer to page 6.

Credit risk

UBS realized a net recovery of CHF 14 million in third quarter 2004, following net recoveries of CHF 131 million and CHF 42 million in second quarter 2004 and third quarter 2003 respectively.

Wealth Management & Business Banking reported a net recovery of CHF 39 million, compared to net recoveries of CHF 91 million and CHF 29 million in second quarter 2004 and third quarter 2003 respectively. Helped by an improv-

Allowances and provisions for credit risk

CHF million	Wealth Management
As at	30.9.04	30.6.04

Due from banks	256	686
Loans	43,992	42,037

Total lending portfolio, gross	44,248	42,723

Allowances for credit losses	(16)	(18)
Total lending portfolio, net	44,232	42,705

Impaired lending portfolio, gross	11	11
Estimated liquidation proceeds of collateral for impaired loans	(2)	(2)

Impaired lending portfolio, net of collateral	9	9

Allocated allowances for impaired lending portfolio	8	10
Other allowances and provisions	8	8

Total allowances and provisions for credit losses	16	18

of which allowances and provisions for country risk	8	8

Non-performing loans	5	5

Allowances for non-performing loans	5	4

Ratios
Allowances and provisions as a % of lending portfolio, gross	0.0	0.0

Impaired as a % of lending portfolio, gross	0.0	0.0

Allocated allowances as a % of impaired lending portfolio, gross	72.7	90.9

Allocated allowances as a % of impaired lending portfolio, net of collateral	88.9	111.1

Non-performing loans as a % of lending portfolio, gross	0.0	0.0

Allocated allowances as a % of non-performing loans, gross	100.0	80.0

1 Includes Global Asset Management, Private Banks & GAM and Corporate Center.  2 Excludes CHF 658 million from Industrial Holdings.

Credit loss (expense) / recovery

	Quarter ended			% change from		Year to date
CHF million	30.9.04	30.6.04	30.9.03	2Q04	3Q03	30.9.04	30.9.03

Wealth Management & Business Banking	39	91	29	(57)	34	76	33
Wealth Management	1	(1)	6		(83)	0	5
Business Banking Switzerland	38	92	23	(59)	65	76	28
Investment Bank	17	37	11	(54)	55	112	(58)
Wealth Management USA	0	3	0	(100)		2	(3)
Corporate Center	(42)	0	2			(42)	2

UBS	14	131	42	(89)	(67)	148	(26)

ing macro-economic environment, we experienced few new impairments in the Swiss market and continue to benefit from recoveries of previously established loan loss provisions.

The Investment Bank posted a net recovery of CHF 17 million in third quarter 2004, as we experienced no new impairments during the quarter. In second quarter 2004, the Investment

Bank realized net recoveries of CHF 37 million and in third quarter 2003 CHF 11 million.

The provision of CHF 42 million reported under the Corporate Center relates to loan transactions at one of our Private Banks secured by disputed third-party bank guarantees.
UBS’s gross loan portfolio increased to CHF 276 billion on 30 September 2004, from CHF

Business Banking				Wealth Management
Switzerland		Investment Bank		USA		Others [1]		UBS
30.9.04	30.6.04	30.9.04	30.6.04	30.9.04	30.6.04	30.9.04	30.6.04	30.9.04		30.6.04

3,020	3,080	29,693	30,960	1,561	1,497	3,511	2,907	38,041	[2]	39,130
136,685	135,734	41,295	35,224	13,722	14,085	2,347	2,395	238,041		229,475

139,705	138,814	70,988	66,184	15,283	15,582	5,858	5,302	276,082	[2]	268,605

(2,331)	(2,546)	(507)	(554)	(20)	(21)	(46)	(4)	(2,920)		(3,143)
137,374	136,268	70,481	65,630	15,263	15,561	5,812	5,298	273,162	[2]	265,462

4,660	5,334	610	654	20	21	89	4	5,390		6,024
(1,875)	(2,123)	(37)	(42)	0	0	0	0	(1,914)		(2,167)

2,785	3,211	573	612	20	21	89	4	3,476		3,857

2,277	2,483	497	532	20	21	46	4	2,848		3,050
261	291	116	115	1	1	0	0	386		415

2,538	2,774	613	647	21	22	46	4	3,234		3,465

122	124	81	84	0	0	0	0	211		216

3,520	3,909	444	414	20	21	89	3	4,078		4,352

2,067	2,342	377	363	20	21	46	3	2,515		2,733

1.8	2.0	0.9	1.0	0.1	0.1	0.8	0.1	1.2		1.3

3.3	3.8	0.9	1.0	0.1	0.1	1.5	0.1	2.0		2.2

48.9	46.6	81.5	81.3	100.0	100.0	51.7	100.0	52.8		50.6

81.8	77.3	86.7	86.9	100.0	100.0	51.7	100.0	81.9		79.1

2.5	2.8	0.6	0.6	0.1	0.1	1.5	0.1	1.5		1.6

58.7	59.9	84.9	87.7	100.0	100.0	51.7	100.0	61.7		62.8

Financial Businesses
2 November 2004

UBS: Value at Risk (10-day 99% confidence)

		Quarter ended 30.9.04				Quarter ended 30.6.04
CHF million	Limits	Min.	Max.	Average	30.9.04	Min.	Max.	Average	30.6.04

Business Groups
Investment Bank	600	328.0	415.7	376.0	373.6	273.9	412.9	331.4	343.6
Wealth Management USA	50	13.2	21.8	17.5	18.1	14.4	20.9	16.7	16.6
Global Asset Management[1]	30	10.7	14.2	12.2	12.6	5.3	12.1	10.4	10.8
Wealth Management & Business Banking	5	0.6	1.1	0.9	1.0	0.7	1.4	0.9	0.9
Corporate Center[2]	150	36.7	56.4	44.6	37.3	39.1	53.7	45.6	40.0
Reserve	170
Diversification effect		[3]	[3]	(66.6)	(63.9)	[3]	[3]	(71.2)	(48.3)

Total	750	346.9	426.3	384.6	378.7	274.4	428.1	333.8	363.6

1 Only covers UBS interest in UBS O’Connor funds.  2 VaR for Corporate Center includes interest rate exposures in the banking books of Group Treasury and of the Private Banks.  3 As the minimum and maximum occur on different days for different Business Groups, it is not meaningful to calculate a portfolio diversification effect.

UBS: Value at Risk (1-day 99% confidence)

	Quarter ended 30.9.04				Quarter ended 30.6.04
CHF million	Min.	Max.	Average	30.9.04	Min.	Max.	Average	30.6.04

Investment Bank	131.9	168.2	144.9	142.6	108.4	155.3	126.9	152.1

UBS	136.7	173.2	148.6	144.2	108.4	160.5	129.2	153.8

269 billion on 30 June 2004, as the Investment Bank reported increased exposure mainly in short-term low risk assets and Wealth Management & Business Banking continued their strategic expansion of secured lending.

Following the trend observed in previous quarters, the ratio of impaired loans to total loans continued to improve to 2.0% from 2.2% on 30 June 2004. Impaired loans declined by 10.5% from CHF 6,024 million last quarter to CHF 5,390 million.

Market risk

Market risk is incurred primarily through UBS’s trading activities, which are centered in the Business Group Investment Bank. As mentioned in the second quarter report, and detailed in the announcement on 13 October 2004, the Value at Risk (VaR) model has been modified to more accurately represent the risk of highly rated securitized assets, resulting in a significant reduction in reported VaR. To aid comparison between quarters, both third quarter and second quarter numbers reported in the tables on this page have been adjusted to reflect the new model, as has the backtesting chart.

During third quarter, positive consumer and business sentiment in the US and Europe were balanced by concerns about the pace of economic recovery, rising energy prices, in particular oil, and rising interest rates. Client activity in the equity markets was lower than in previous quarters, while the main equity market indices

Investment Bank: Value at Risk (10-day 99% confidence)

	Quarter ended 30.9.04				Quarter ended 30.6.04
CHF million	Min.	Max.	Average	30.9.04	Min.	Max.	Average	30.6.04

Risk type
Equities	143.3	188.0	157.0	151.9	139.1	181.8	158.0	173.0
Interest rates	317.2	398.7	356.8	369.7	243.7	399.3	296.5	306.8
Foreign exchange	21.3	50.1	35.1	36.9	8.3	47.6	23.4	29.5
Other[1]	20.3	75.2	42.7	36.5	28.1	86.6	50.7	45.9
Diversification effect	[2]	[2]	(215.6)	(221.4)	[2]	[2]	(197.2)	(211.6)

Total	328.0	415.7	376.0	373.6	273.9	412.9	331.4	343.6

1 Includes energy and precious metals risk.  2 As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect.

remained largely unchanged. In fixed income markets, the US interest rate curve flattened out over the quarter as the US Federal Reserve increased its funding rate target and long-term treasury yields fell.

     Market risk for the Investment Bank, as measured by the average 10-day 99% VaR, was CHF 376 million in third quarter 2004, up from the second quarter average of CHF 331 million. Interest rate exposures continued to be the main risk driver for the increase, mainly due to credit spread exposure in industrialized markets and country spread exposures in emerging markets. Increased FX market-making activity on the back of elevated currency volatility in the second half of the quarter led to higher FX VaR. Energy exposures included in the risk type ‘Other’ decreased.

     ‘Backtesting’ compares actual revenues arising from closing positions (i.e. excluding intraday revenues, fees and commissions) with the 1-day VaR calculated on these positions, and is used to monitor the quality of the VaR model. The graph above shows these daily backtesting revenues and the corresponding 1-day VaR over the last 12 months. The 10-day VaR, which is the basis of the limits and exposures in the tables on the previous page, is also shown in this graph for information. Revenue volatility over the period was within the range predicted by the VaR model.

We also routinely assess and actively manage/control tail risks against a standard set of forward-looking scenarios supplemented by spe-

cific scenarios targeting individual sectors or reflecting current concerns, such as increasing interest rate levels or increased energy market volatility. Stress events modeled in our standard scenarios include crises in equity, corporate bond and emerging markets, and severe movements in currency, interest rate and energy markets. These scenarios are reviewed regularly and fine-tuned as necessary. Stress loss exposure ended the quarter slightly higher than at the previous quarter’s end. The average for the quarter was also higher, but exposures remained within the approved limits.

VaR and stress measures control our overall portfolio exposure but we also apply concentration controls on exposure to individual market risk variables, such as individual equity markets, currency interest rates, foreign exchange rates and single name issuers. The avoidance of undue risk concentrations remains a key pillar of our risk control process.

Operational risk

Operational risks can be caused by external factors, deliberate, accidental and natural, or failures of internal processes, people or systems. They can unfortunately never be entirely eliminated. Especially in today’s environment of complex global processes, low regulatory tolerance for error, and high propensity for litigation, we can expect operational risk to run alongside market and credit risk as one of UBS’s principal risk classes. Our operational risk framework, into which we are investing considerable management time and effort, aims to contain the levels of risk, and ensure we have sufficient information to make informed decisions about additional or adjusted controls.

As far as accounting for operational risks is concerned, many potential loss situations are identified before there is certainty as to the probability, timing or amount of future expenditure – an uncertainty that requires the exercise of judgement. It is best practice to make a provision of the best estimate of a liability when it is probable that a payment will be required, even if the amount to be paid has not yet been exactly determined. In second quarter 2004, we made, for example, a provision covering an estimate for additional US withholding tax costs relating to gaps in our systems and processes which led to

Financial Businesses
2 November 2004

incomplete client tax documentation in some of our US operations. We continue to cooperate with the Internal Revenue Service (IRS) in order to arrive at a solution in this matter.

All provisions for operational risk established at UBS are based on management’s best estimates and follow this practice. When any potential operational risk is able to be quantified more accurately, the corresponding provision is revised up or down. At the end of 2003, total provisions, including provisions for operational risks, stood at CHF 1.36 billion. Further information on our operational risk provisions is published annually as a Note to our audited Financial Statements.

Wealth Management & Business Banking

Marcel Rohner
CEO, Wealth Management &
Business Banking

In third quarter 2004, Wealth Management’s pre-tax profit was CHF 855 million, down 3% from second quarter 2004. Net new money, at CHF 11.4 billion in third quarter 2004, was at its second-highest level ever, with continued strong inflows into our European wealth management business and from Asian clients. Business Banking Switzerland’s pre-tax profit was CHF 517 million in third quarter 2004, up by CHF 9 million from the previous quarter.

Business Group reporting

	Quarter ended			% change from		Year to date
CHF million, except where indicated	30.9.04	30.6.04	30.9.03	2Q04	3Q03	30.9.04	30.9.03

Income	3,195	3,208	3,042	0	5	9,606	9,016
Adjusted expected credit loss [1]	(12)	(8)	(26)	(50)	54	(37)	(126)

Total operating income	3,183	3,200	3,016	(1)	6	9,569	8,890

Personnel expenses	1,130	1,115	1,087	1	4	3,374	3,289
General and administrative expenses	436	416	403	5	8	1,246	1,256
Services to / from other business units	191	229	232	(17)	(18)	658	655
Depreciation	34	32	32	6	6	95	122
Amortization of goodwill and other intangible assets	20	19	20	5	0	57	58

Total operating expenses	1,811	1,811	1,774	0	2	5,430	5,380

Business Group performance before tax	1,372	1,389	1,242	(1)	10	4,139	3,510

Business Group performance before tax and amortization of goodwill and other intangible assets	1,392	1,408	1,262	(1)	10	4,196	3,568

Additional information
Regulatory equity allocated (average)	9,600	9,600	8,950	0	7
Cost/income ratio (%) [2]	56.7	56.5	58.3			56.5	59.7
Cost/income ratio before goodwill (%) [3]	56.1	55.9	57.7			55.9	59.0

1 In management accounts, adjusted expected credit loss rather than credit loss is reported for the Business units (see Note 2 to the Financial Statements).   2 Operating expenses/income.   3 Operating expenses less the amortization of goodwill and other intangible assets/income.

Financial Businesses
2 November 2004

Wealth Management

[1]	In management accounts, adjusted expected credit loss rather than credit loss is reported for the Business units (see Note 2 to the Financial Statements).

[2]	Excludes interest and dividend income.

[3]	Income (annualized)/average invested assets.

[4]	Operating expenses/income.

[5]	Operating expenses less the amortization of goodwill and other intangible assets/income.

[6]	Operating expenses less the amortization of goodwill and other intangible assets and expenses for the European wealth management business/income less income for the European wealth management business.

Business Unit reporting

	Quarter ended			% change from		Year to date
CHF million, except where indicated	30.9.04	30.6.04	30.9.03	2Q04	3Q03	30.9.04	30.9.03

Income	1,920	1,930	1,751	(1)	10	5,782	5,058
Adjusted expected credit loss [1]	(2)	(2)	(1)	0	(100)	(6)	(5)

Total operating income	1,918	1,928	1,750	(1)	10	5,776	5,053

Personnel expenses	532	521	495	2	7	1,575	1,465
General and administrative expenses	159	148	136	7	17	451	433
Services to/from other business units	335	344	368	(3)	(9)	1,043	1,132
Depreciation	17	15	17	13	0	46	61
Amortization of goodwill and other intangible assets	20	19	20	5	0	57	58

Total operating expenses	1,063	1,047	1,036	2	3	3,172	3,149

Business unit performance before tax	855	881	714	(3)	20	2,604	1,904

Business unit performance before tax and amortization of goodwill and other intangible assets	875	900	734	(3)	19	2,661	1,962

KPIs
Invested assets (CHF billion)	772	750	693	3	11
Net new money (CHF billion) [2]	11.4	8.2	9.4			35.8	23.3

Gross margin on invested assets (bps) [3]	101	104	101	(3)	0	104	101

Cost/income ratio (%) [4]	55.4	54.2	59.2			54.9	62.3
Cost/income ratio before goodwill (%) [5]	54.3	53.3	58.0			53.9	61.1
Cost/income ratio before goodwill and excluding the European wealth management business (%) [6]	47.4	44.2	49.6			46.2	53.1

Client advisors (full-time equivalents)	3,618	3,463	3,174	4	14

International Clients
Income	1,369	1,366	1,215	0	13	4,071	3,529

Invested assets (CHF billion)	556	535	485	4	15
Net new money (CHF billion) [2]	11.0	7.1	9.0			33.2	22.6

Gross margin on invested assets (bps) [3]	100	103	100	(3)	0	103	101

European wealth management (part of International Clients)
Income	123	99	74	24	66	314	187

Invested assets (CHF billion)	69	65	44	6	57
Net new money (CHF billion) [2]	3.2	2.7	2.8			10.1	9.1

Client advisors (full-time equivalents)	786	781	658	1	19

Swiss Clients
Income	551	564	536	(2)	3	1,711	1,529

Invested assets (CHF billion)	216	215	208	0	4
Net new money (CHF billion) [2]	0.4	1.1	0.4			2.6	0.7

Gross margin on invested assets (bps) [3]	102	105	104	(3)	(2)	106	102

Additional information				% change from

As at	30.9.04	30.6.04	30.9.03	2Q04	3Q03

Client assets (CHF billion)	964	944	849	2	14
Regulatory equity allocated (average)	3,350	3,150	2,750	6	22
Headcount (full-time equivalents)	9,838	9,688	9,258	2	6

Key performance indicators

Net new money in third quarter 2004 was CHF 11.4 billion, up from CHF 8.2 billion in the previous quarter. It was the second highest quarterly inflow ever recorded, reflecting very strong performances in our Asian and Americas businesses – with our European wealth management business also contributing another CHF 3.2 billion in net new money. Combined with the record inflow in first quarter 2004, and a strong performance in second quarter, clients have invested CHF 35.8 billion of net new money for the first nine months of this year, corresponding to an annualized growth rate of 7% of the invested asset base at the end of 2003.

Invested assets were at the highest level ever reported, rising to CHF 772 billion on 30 September 2004 from CHF 750 billion on 30 June 2004. Strong net new money, rising bond markets and the euro’s gain against the Swiss franc contributed to the increase, partly offset by declines in major equity markets and the weakening of the US dollar against the Swiss franc. Approximately 33% of invested assets are denominated in euros and 37% in US dollars.

Gross margin on invested assets was 101 basis points in third quarter 2004, down by 3 basis points from the previous quarter, reflecting lower levels of client activity during the seasonal summer slowdown. Recurring income made up 76 basis points of the margin in third quarter, down from 77 basis points in second quarter. Non-recurring income comprised 25 basis points of the margin in third quarter, against 27 basis points a quarter earlier.

The pre-goodwill cost/income ratio, at 54.3% in third quarter 2004, increased 1.0 percentage points from second quarter 2004. Excluding the European wealth management business, the pre-goodwill cost/income ratio was 47.4% in third quarter 2004, up 3.2 percentage points from second quarter, but still close to historic lows. While operating income fell slightly on lower client activity levels, operating expenses rose slightly as we continue to expand our global franchise.

Financial Businesses
2 November 2004

European wealth management

Our European wealth management business continued to report very strong inflows of net new money. The inflow this quarter totaled CHF 3.2 billion, with particularly good performances in the UK and Germany. In the first nine months of 2004, net new money inflows have totaled CHF 10.1 billion, corresponding to an annualized growth rate of 29% of year-end 2003 assets.

The level of invested assets rose to a record CHF 69 billion at the end of September 2004, up from CHF 65 billion at the end of June, largely as a result of the strong inflow of net new money.

Income in third quarter 2004 was CHF 123 million, up 24% from CHF 99 million in second quarter 2004, reflecting higher revenues from our strongly expanding average asset base, including the first full quarterly contribution of the former Laing & Cruickshank business in the UK.

The number of client advisors rose to 786 at the end of September 2004, up 5 from 781 at the end of June 2004.

Initiatives and achievements

Beijing branch officially opened

In Asia Pacific, we continue to expand into new markets. On 2 August 2004, we officially opened a Beijing branch, marking a milestone in our long-term strategy in China. The branch will enable us to offer foreign currency deposits, remittances and certain loan services, placing UBS an essential step closer to securing a renminbi (China’s local

Making client portfolios work harder

In an industry that fluently talks of “backwardation” and “swaptions”, it is almost refreshing to see a banking product enjoying renewed popularity more than six centuries after it was introduced.

But, with strong growth in volumes this year, that is what is happening with UBS’s Lombard loans business. A still common European term for securities-based lending, the name stems from the spread of Italian moneychangers throughout the Europe of the 1300s.

Now, UBS uses the Lombard loan as part of its holistic approach to wealth management. In short, UBS takes a hard look at both a client’s investments and their liabilities, and manages them as a coherent whole. As part of that, the Lombard loan can be used to make a client’s portfolio work harder – whether that means benefiting from an investment opportunity or optimizing the structure of their financial assets. The client advisor only makes the proposal, however, after thoroughly ana-

lyzing the client’s financial situation. The loans, offered at competitive interest rates, are available as a temporary overdraft facility for periods as short as one day, or as a fixed-term advance for up to several years duration.

Lombard loans can be employed when a UBS advisor, making a regular run through the advisory process, sees the need for additional diversification in a portfolio held by one of his or her clients. In that case, the advisor, when meeting his or her client, currency) license that would allow us to conduct business in that currency.

On 1 September 2004, we re-entered the wealth management market in Japan. In the quarter, we also opened a new representative office in Kuala Lumpur, Malaysia.

Results

In third quarter 2004, Wealth Management’s pre-tax profit was CHF 855 million, down CHF 26 million or 3% from second quarter 2004. Operating income was slightly lower, as higher asset-based fees and interest income were more than offset by declining transaction income as a result of lower client activity levels, reflecting a usual summer slowdown. Operating expenses rose slightly because of the continued implementation of our expansion plans.

Operating income

Total operating income, at CHF 1,918 million in third quarter 2004, was down by CHF 10 million from second quarter 2004. Recurring income rose due to higher interest income, benefiting from an increase in Lombard lending, and higher asset-based revenues, reflecting our expanding average asset base. Non-recurring income fell due to lower brokerage fees as a result of the usual summer slowdown.

Operating expenses

Total operating expenses were CHF 1,063 million, up 2% from the previous quarter. Personnel expenses rose to CHF 532 million in third quarter from CHF 521 million in the previous quarter, reflecting higher salary costs as a result of increasing headcount. General and administrative expenses were CHF 159 million in third quarter, up 7% from CHF 148 million in second quarter, due to higher IT outsourcing expenses and costs related to our global expansion. Expenses for services from other business units fell 3% to CHF 335 million in third quarter from CHF 344 million. This was due to lower charges for insurance services. Depreciation increased to CHF 17 million in third quarter 2004 from CHF 15 million in second quarter 2004, reflecting higher charges for IT writeoffs.

may recommend he or she use the loan to buy additional assets that have a low correlation to the current portfolio. For example, a client can acquire a 3-year capital protected note that diversifies assets by taking a similar term Lombard loan - with minimal refinancing risk. Doing that complements the client’s existing investment strategies as he or she does not need to sell other parts of the portfolio held with UBS.

Despite the resurgent popularity of the business, UBS is extremely cautious in making Lombard loans to clients. Applications are electronically filed by client advisors based on each client’s risk tolerance levels – with loans moderated to a client’s available lending potential. The advisors themselves undergo extensive training before they have the authority to make any lending decisions. Last year’s numerous client contact campaigns, one of which focused on lending, prompted a rejuvenated training program focused on Lombard lending - with the result that now more than half of advisors are qualified to make such loans.

The newfound interest in taking out collateralized loans has proved extremely beneficial to UBS’s wealth management franchise. The experience to date is that it is an ideal tool that allows advisors to extend the depth and quality of their client relationships.

Financial Businesses
2 November 2004

Headcount

Headcount, at 9,838 on 30 September 2004, increased by 150 from 30 June 2004, mainly reflecting our continued hiring of client advisors, particularly in Asia and the Americas.

Business Banking Switzerland

Business Unit reporting

	Quarter ended			% change from		Year to date
CHF million, except where indicated	30.9.04	30.6.04	30.9.03	2Q04	3Q03	30.9.04	30.9.03

Interest income	838	850	876	(1)	(4)	2,545	2,676
Non-interest income	437	428	415	2	5	1,279	1,282

Income	1,275	1,278	1,291	0	(1)	3,824	3,958
Adjusted expected credit loss [1]	(10)	(6)	(25)	(67)	60	(31)	(121)

Total operating income	1,265	1,272	1,266	(1)	0	3,793	3,837

Personnel expenses	598	594	592	1	1	1,799	1,824
General and administrative expenses	277	268	267	3	4	795	823
Services to/from other business units	(144)	(115)	(136)	(25)	(6)	(385)	(477)
Depreciation	17	17	15	0	13	49	61
Amortization of goodwill and other intangible assets	0	0	0			0	0

Total operating expenses	748	764	738	(2)	1	2,258	2,231

Business unit performance before tax	517	508	528	2	(2)	1,535	1,606

Business unit performance before tax and amortization of goodwill and other intangible assets	517	508	528	2	(2)	1,535	1,606

KPIs
Invested assets (CHF billion)	140	139	133	1	5
Net new money (CHF billion) [2]	0.4	1.0	0.4			2.4	2.7

Cost/income ratio (%) [3]	58.7	59.8	57.2			59.0	56.4
Cost/income ratio before goodwill (%) [4]	58.7	59.8	57.2			59.0	56.4

Non-performing loans/gross loans (%)	2.5	2.8	3.0
Impaired loans/gross loans (%)	3.3	3.8	4.7

Additional information	Quarter ended			% change from		Year to date
As at or for the period ended	30.9.04	30.6.04	30.9.03	2Q04	3Q03	30.9.04	30.9.03

Deferral (included in adjusted expected credit loss)	100	102	104	(2)	(4)	305	269
Client assets (CHF billion)	647	653	573	(1)	13
Regulatory equity allocated (average)	6,250	6,450	6,200	(3)	1
Headcount (full-time equivalents)	15,759	15,939	16,444	(1)	(4)

1 In management accounts, adjusted expected credit loss rather than credit loss is reported for the Business units (see Note 2 to the Financial Statements).  2 Excludes interest and dividend income.  3 Operating expenses/income.  4 Operating expenses less the amortization of goodwill and other intangible assets/income.

Financial Businesses
2 November 2004

Key performance indicators

Net new money was CHF 0.4 billion in third quarter 2004, down from CHF 1.0 billion in the second quarter due to the usual summer slowdown in investment activity.

Invested assets were CHF 140 billion on 30 September 2004, up from CHF 139 billion in the previous quarter, as a result of positive net new money and bond market performance.
Our cost/income ratio improved to 58.7% in third quarter 2004, down from 59.8% in second quarter 2004, as we consumed less services from other parts of the firm.

At the end of third quarter 2004, Business Banking Switzerland’s loan portfolio was CHF 139.7 billion, up CHF 0.8 billion from the end of second quarter. The volume of net new mortgages was a strong CHF 1.0 billion, as private clients took advantage of the low interest rates on offer. This increase was partly offset by the ongoing workout of the recovery portfolio, which fell to CHF 4.8 billion on 30 September 2004 from

CHF 5.5 billion on 30 June 2004. The non-performing loans ratio improved to 2.5% on 30 September 2004, down from 2.8% on 30 June 2004, while the impaired loan ratio dropped to 3.3% from 3.8% in the same period.

Results

In third quarter 2004, Business Banking Switzerland reported a pre-tax profit of CHF 517 million, up CHF 9 million from second quarter. Total operating income decreased, reflecting

Keeping UEFA running

UEFA, Europe’s football association, was facing a challenge – it needed to modernize the way it made payments. No small matter when you have 52 current accounts belonging to each member country’s football association – not to mention sponsoring and broadcasting rights, referee fees, as well as countless other bills and payments.

So UEFA, based in Nyon, Switzerland, came to UBS looking for an answer – which it found in UBS KeyDirect. First introduced in 1999 and updated in 2002, UBS KeyDirect is an online banking solution for large and medium-sized companies in Switzerland. It currently has 3,400 clients and handles 8 million transactions a year – which add up to CHF 240 billion in payments annually. It employs a permanent, direct link to each client’s accounting software. UBS KeyDirect supports a number of different national and international payment standards, such as SWIFT, giving clients a very high degree of flexibility when handling their transactions — while ensuring future compatibility with industry developments and progress. Clients can also con-

lower interest income and brokerage fees. Those developments were offset by a divestment gain from the sale of our participation in the Noga Hilton hotel in Geneva. The fall in income was more than compensated by lower operating expenses, which mainly reflected reduced consumption of services from other business units.

Operating income

Total operating income in third quarter 2004 was CHF 1,265 million, down 1% or CHF 7 million from second quarter 2004. At CHF 838 million, net interest income in third quarter 2004 was slightly lower than the CHF 850 million reported in second quarter, reflecting our reduced recovery portfolio. Non-interest income was CHF 437 million in third quarter 2004, up from CHF 428 million in the previous quarter. The gain from the sale of our participation in the Noga Hilton hotel was partially offset by lower brokerage fees, reflecting a slower pace of client activity. Adjusted expected credit loss, at CHF 10 million, increased by CHF 4 million from the second quarter, mainly due to a small drop in the deferred credit loss release.

Operating expenses

Operating expenses fell to CHF 748 million in third quarter 2004, down by 2% from CHF 764 million in second quarter 2004. Personnel expenses, at CHF 598 million, were up CHF 4 million from second quarter, reflecting an increase in performance-related accruals. General and administrative expenses increased to CHF 277 million in third quarter, up by 9 million from CHF 268 million in second quarter 2004 due to higher provisions for operational risks. Net charges to other business units increased from CHF 115 million in second quarter 2004 to CHF 144 million in third quarter, through using fewer incoming services, notably IT infrastructure and insurance services. Depreciation was CHF 17 million in third quarter, unchanged from the second quarter.

Headcount

Business Banking Switzerland’s headcount was 15,759 on 30 September 2004, a decline of 180 from 30 June 2004, reflecting our continued investment in technology and automation, and the ongoing streamlining of processes and structures.

nect their accounts at other financial institutions to the system — and still make payments to and from them using UBS’s interface. Digital certificates, using 128-bit encryption, ensure security, authorizing system users through a combination of electronic keys and codes. A hotline number, staffed during working hours, is available to help clients deal with any problems.

UEFA has used the service for a year now, and it has been paying nearly 500 of its suppliers with UBS KeyDirect. According to the association, the solution has saved time, increased productivity and helped eliminate most sources of payment error and duplication. With plans to introduce an enhanced direct debiting system next year, UBS KeyDirect itself keeps evolving and improving its offering in order to better give clients what they want. As demand for integrated online solutions between companies and their financial service providers looks set to increase, UBS KeyDirect – as the central gateway for electronic payments and account reporting – is in a great position to benefit.

Financial Businesses
2 November 2004

Global Asset Management

John A. Fraser
Chairman and CEO,
Global Asset Management

[1]	Operating expenses/operating income.

[2]	Operating expenses less the amortization of goodwill and other intangible assets/operating income.

[3]	Excludes interest and dividend income.

[4]	Operating income (annualized)/average invested assets.

Global Asset Management’s pre-tax profit was CHF 105 million in third quarter 2004, down CHF 26 million from CHF 131 million in second quarter. The result largely reflected restructuring provisions in our business in the Americas, which prompted operating expenses to rise. Operating income was nearly unchanged, as weakening equity markets offset inflows of net new money.

Business Group reporting

	Quarter ended			% change from		Year to date
CHF million, except where indicated	30.9.04	30.6.04	30.9.03	2Q04	3Q03	30.9.04	30.9.03

Institutional fees	254	264	253	(4)	0	798	694
Wholesale Intermediary fees	237	234	218	1	9	698	592

Total operating income	491	498	471	(1)	4	1,496	1,286

Personnel expenses	229	234	219	(2)	5	697	608
General and administrative expenses	90	59	80	53	13	208	203
Services to/from other business units	30	34	39	(12)	(23)	96	119
Depreciation	5	7	5	(29)	0	17	16
Amortization of goodwill and other intangible assets	32	33	41	(3)	(22)	98	120

Total operating expenses	386	367	384	5	1	1,116	1,066

Business Group performance before tax	105	131	87	(20)	21	380	220

Business Group performance before tax and amortization of goodwill and other intangible assets	137	164	128	(16)	7	478	340

KPIs
Cost/income ratio (%) [1]	78.6	73.7	81.5			74.6	82.9
Cost/income ratio before goodwill (%) [2]	72.1	67.1	72.8			68.0	73.6

Institutional
Invested assets (CHF billion)	342	338	305	1	12
of which: money market funds	19	17	16	12	19
Net new money (CHF billion) [3]	3.0	7.6	6.3			20.7	11.3
of which: money market funds	(0.2)	(1.3)	(0.9)			(0.7)	(3.4)
Gross margin on invested assets (bps) [4]	30	31	34	(3)	(12)	32	32

Wholesale Intermediary
Invested assets (CHF billion)	259	257	267	1	(3)
of which: money market funds	71	73	102	(3)	(30)
Net new money (CHF billion) [3]	1.0	(4.6)	(1.4)			(5.0)	3.3
of which: money market funds	(2.6)	(8.3)	(7.2)			(17.3)	(10.5)
Gross margin on invested assets (bps) [4]	37	36	32	3	16	36	30

Additional information				% change from

As at	30.9.04	30.6.04	30.9.03	2Q04	3Q03

Client assets (CHF billion)	601	595	572	1	5
Regulatory equity allocated (average)	950	950	1,000	0	(5)
Headcount (full-time equivalents)	2,639	2,604	2,613	1	1

Key performance indicators

The pre-goodwill cost/income ratio was 72.1% in third quarter 2004, up from 67.1% in second quarter 2004. The increase was driven by the provision relating to our business in the Americas.

Institutional

Institutional invested assets, driven by inflows of net new money, were CHF 342 billion on 30 September 2004, up by CHF 4 billion from 30 June 2004 and at their highest level since 2000.

Net new money inflows in third quarter 2004 were CHF 3.0 billion, down from CHF 7.6 billion in the previous quarter. Strong inflows were recorded in equity mandates in Europe and in alternative and quantitative investments as well as in our real estate business. This was partially offset by a wider industry trend away from asset allocation products, particularly in the UK.

The gross margin in third quarter 2004 was 30 basis points, a decrease of 1 basis point compared to second quarter, due to slightly lower performance-related fees from alternative and quantitative investments.

Wholesale Intermediary

Invested assets were CHF 259 billion on 30 September 2004, up by CHF 2 billion from the CHF 257 billion reported on 30 June 2004. A weaker Swiss franc, mostly against the euro, as well as strong net new money into fixed income mandates offset outflows from money market funds, mainly related to UBS Bank USA.

Financial Businesses
2 November 2004

In third quarter 2004, net new money was CHF 1.0 billion, up from an outflow of CHF 4.6 billion a quarter earlier. Strong inflows into fixed income and asset allocation funds more than compensated for the CHF 2.6 billion outflow in money market funds (mainly to UBS Bank USA).

The gross margin was 37 basis points in third quarter 2004, an increase of 1 basis point compared to second quarter, reflecting the continuing change in asset mix towards higher-margin products.

Money market sweep accounts

Some of the money market fund assets managed by our US wholesale intermediary business represent the cash portion of private client accounts. Money market outflows from these accounts into our UBS Bank USA were approximately CHF 1.9 billion in third quarter 2004. Before the bank’s launch, cash balances of private clients in the US were swept into our money market funds. Now, those cash proceeds are redirected automatically into FDIC-insured deposit accounts at UBS Bank USA. Although there was no one-time bulk transfer of client money market assets to the bank, the funds invested in our sweep accounts are being used to complete client transactions and are therefore gradually depleted over time. Such funds are a low-fee component of Global Asset Management’s invested assets.

Investment capabilities and performance

The actively managed Global Equity composite outperformed its benchmark in the quarter, in an environment of global market uncertainty. Rising oil prices caused great concern. Together with an increase in US and UK interest rates, and fears of a Chinese economic slowdown, this affected cyclical sectors that had previously performed well. Oil stocks and energy holdings positively influenced performance.

Stock selection was positive in a number of areas, as our portfolio is skewed towards those companies with stable cash flows and reliable earnings at a time when investors are becoming more defensive.
Over the quarter, bond markets reversed much of the rise in yields that had occurred in the previous three months, as confidence about the resilience of global economic growth started to ebb away. Bond investors appeared to focus on the impact of rising oil prices on economic activity, rather than seeing it as potentially causing an upward shift in inflationary expectations. This allowed yields to decline during a period when the Federal Reserve and several other major central banks raised official rates. US treasuries led the rally but signs of weaker growth also supported Japanese bonds and those issued by governments in the euro zone.
For the quarter, our fixed income portfolios provided returns marginally below the benchmark, as we took a less optimistic view of bond markets. An uncertain outlook for interest rates means we have seen substantial demand for our total return products, such as the Absolute Return Bond fund.
Asset allocation portfolios finished ahead of their benchmarks for the quarter, as all areas of decision-making added to performance. Our selection of US securities was positive, while asset allocation gained from an overweight in emerging markets. Currency strategy also had a positive impact on performance, as the euro and Sin-

Annualized
Composite	1 Year	3 Years	5 Years	10 Years

Global Equity Composite vs. MSCI World Equity (Free) Index	–	+	+	+
Global Bond Composite vs. Citigroup World Government Bond Index	–	+	–	+
Global Securities Composite vs. Global Securities Markets Index	+	+	+	+

(+) above benchmark; (–) under benchmark. All after fees.

gapore dollar (both overweight) appreciated against UK sterling and the US dollar respectively (both underweight). Longer-term relative returns remain positive.

The third quarter saw continued mixed trading conditions for hedge funds, with returns generally flat. Strategies based on quantitative models performed positively, while merger arbitrage strategies recorded negative performance during the quarter. Performance for other equity and arbitrage strategies was broadly neutral. The macro trading strategy suffered from continued strength in bond prices and weakness in the US dollar. Performance for our multi-manager investment stream was also mixed.
Overall performance for our real estate business continues to be positive. In the US, performance strengthened as a result of slowly improving markets and growing investor interest in the quality of assets held in our portfolios. In Europe, we added property acquisition professionals in Frankfurt, Paris and Milan to complement our existing teams in London and Madrid. The launch of the South East Recovery Fund by the UK real estate group at the end of July further diversified our real estate offering. The fund has acquired two property investments and will specialize in office properties in southeastern England.

Initiatives and achievements

Restructuring the Americas business for growth

Over this past quarter, we have restructured our Americas business in order to better position it for future growth by integrating aspects of institutional and wholesale businesses, especially in sales, marketing and product development. Our investment management and research activities in the Americas have not been affected.
The restructuring in the Americas has led to a specific provision of CHF 30 million for cancellation of premises leases and severance payments for employees, in both New York and Chicago.

Centralization of IT and operations

This quarter, we began the final stage of a program to standardize and centralize IT and operations – replacing our current regional structure with a unified, global approach. The program aims to improve efficiency and productivity by developing, where appropriate, consistent global processes.
We believe that streamlining IT and operations around the world will help to eliminate duplication of activities, reduce overall support and administration costs and enable us to benefit from economies of scale. It should help us achieve significant savings while increasing our flexibility when launching new products.

Results

Pre-tax profit was CHF 105 million in third quarter 2004, down CHF 26 million from CHF 131 million in second quarter. The decrease was mainly attributable to the specific provisions for the restructuring of our business in the Americas, and, to a lesser extent, for damage caused by Hurricane Ivan in the Cayman Islands, where our hedge fund services headquarters is located. Although the hurricane caused widespread disruption, our operations were able to resume normal business within the week. Excluding these provisions, net profit would have been largely unchanged from second quarter 2004.

Financial Businesses
2 November 2004

Operating income

Total operating income in third quarter 2004 was CHF 491 million, only 1% below CHF 498 million in second quarter 2004. Institutional revenue, at CHF 254 million in third quarter 2004, decreased CHF 10 million from second quarter 2004, mainly as a result of lower revenues in our alternative and quantitative investments business, as performance fees in our currency and rates strategies dropped from a particularly strong level in the previous quarter. Wholesale Intermediary revenues were CHF 237 million in third quarter 2004, up CHF 3 million from CHF 234 million in second quarter 2004, as the impact of weaker equity markets was offset by the continuing move to higher-margin products.

Operating expenses

Operating expenses were CHF 386 million in third quarter 2004, an increase of CHF 19 million from second quarter 2004. They include CHF 30 million relating to the specific provisions for the restructuring of our Americas business as well as a provision for damage caused by Hurricane Ivan in the Cayman Islands. Personnel expenses decreased to CHF 229 million in third quarter 2004 from CHF 234 million in the previous quarter, as severance expenses due to the restructuring in the Americas were more than offset by lower incentive-based compensation.

General and administrative expenses, at CHF 90 million in third quarter 2004, increased 53% from CHF 59 million in the previous quarter due to the two provisions. Excluding these provisions, general and administrative expenses increased by 15%, mainly due to higher professional fees related to the launch of new funds and higher expenditure for IT and market data services. Charges from other business units decreased by CHF 4 million to CHF 30 million in third quarter 2004, mainly as a result of reduced charges for insurance premiums.

Headcount

Headcount was 2,639 on 30 September 2004, an increase of 35 or 1% from 2,604 on 30 June 2004, largely driven by additional resources for our growing fund services business as well as our expansion of the European real estate business.

Investment Bank

John P. Costas
Chairman and CEO,
Investment Bank

In third quarter 2004, the Investment Bank posted a pre-tax profit of CHF 714 million, down 19% from the same period last year and 23% lower than second quarter 2004. Flat market conditions and lower levels of investor activity impacted trading revenues. In particular, the fixed income, rates and currencies business did not match the strong performance it achieved in the peak market conditions seen earlier this year.

Business Group reporting

	Quarter ended			% change from		Year to date
CHF million, except where indicated	30.9.04	30.6.04	30.9.03	2Q04	3Q03	30.9.04	30.9.03

Investment Banking	351	510	349	(31)	1	1,316	1,081
Equities	1,185	1,401	1,267	(15)	(6)	4,308	3,470
Fixed Income, Rates and Currencies	1,583	1,999	1,861	(21)	(15)	6,177	6,063
Private Equity	44	52	(58)	(15)		261	(190)

Income	3,163	3,962	3,419	(20)	(7)	12,062	10,424
Adjusted expected credit loss [1]	(8)	(4)	(12)	(100)	33	(12)	(45)

Total operating income	3,155	3,958	3,407	(20)	(7)	12,050	10,379

Personnel expenses	1,637	2,094	1,853	(22)	(12)	6,307	5,713
General and administrative expenses	597	755	503	(21)	19	1,866	1,503
Services to/from other business units	63	50	36	26	75	163	112
Depreciation	71	63	61	13	16	184	179
Amortization of goodwill and other intangible assets	73	73	70	0	4	219	209

Total operating expenses	2,441	3,035	2,523	(20)	(3)	8,739	7,716

Business Group performance before tax	714	923	884	(23)	(19)	3,311	2,663

Business Group performance before tax and amortization of goodwill and other intangible assets	787	996	954	(21)	(18)	3,530	2,872

KPIs
Compensation ratio (%) [2]	52	53	54			52	55

Cost/income ratio (%) [3]	77.2	76.6	73.8			72.5	74.0
Cost/income ratio before goodwill (%) [4]	74.9	74.8	71.7			70.6	72.0

Non-performing loans/gross loans (%)	0.6	0.6	1.1
Impaired loans/gross loans (%)	0.9	1.0	1.6
Average VaR (10-day 99%)	376	331	358	14	5

[1]	In management accounts, adjusted expected credit loss rather than credit loss is reported for the Business units (see Note 2 to the Financial Statements).

[2]	Personnel expenses/income.

[3]	Operating expenses/income.

[4]	Operating expenses less the amortization of goodwill and other intangible assets/income.

[5]	Historical cost of investments made, less divestments and impairments.

Private Equity
Value creation (CHF billion)	0.1	0.0	0.0			0.6	(0.2)
Investment (CHF billion) [5]	2.1	2.2	2.8	(5)	(25)
Portfolio fair value (CHF billion)	2.9	3.0	3.6	(3)	(19)

Additional information	Quarter ended			% change from		Year to date
As at or for the period ended	30.9.04	30.6.04	30.9.03	2Q04	3Q03	30.9.04	30.9.03

Client assets (CHF billion)	145	142	127	2	14
Deferral (included in adjusted expected credit loss)	16	19	6	(16)	167	55	19
Regulatory equity allocated (average)	14,550	14,250	12,550	2	16
Headcount (full-time equivalents)	16,262	15,551	15,100	5	8

Financial Businesses
2 November 2004

Key performance indicators

In third quarter 2004, the pre-goodwill cost/income ratio was 74.9%, 3.2 percentage points higher than a year earlier due to higher IT costs and professional fees combined with revenue declines in the equities and fixed income, rates and currencies areas.

The compensation ratio in third quarter 2004 was 52%, down two percentage points from the same period a year earlier, reflecting lower accruals for incentive-based compensation. These accrual levels are driven by the revenue mix across business areas and are managed on a full-year cycle.

Market risk for the Investment Bank, as measured by the average 10-day 99% Value at Risk (VaR) increased in third quarter 2004 to CHF 376 million from CHF 331 million in second quarter 2004. Interest rate exposure continued to be the main risk driver for the increase.

At the end of third quarter, the Investment Bank’s outstanding loans were at CHF 71.0 billion, up CHF 4.8 billion from CHF 66.2 billion on 30 June 2004, mainly reflecting increases in short-term low risk assets. The non-performing loans to gross loans ratio remained at 0.6%. The impaired loans to gross loans ratio decreased from 1.0% to 0.9%.

The level of private equity investments fell to CHF 2.1 billion on 30 September 2004 from CHF 2.2 billion at the end of the second quarter and CHF 2.8 billion a year earlier, due to successful divestments and returns of capital. The divestments also reduced the fair value of the portfolio to CHF 2.9 billion in third quarter 2004 from CHF 3.0 billion in second quarter 2004. Unfunded commitments fell to CHF 1.1 billion in third quarter 2004 from CHF 1.3 billion at the end of June 2004.

Global Fee Pool Market Share

	30.09.04	30.09.03	31.12.03

in %	4.9	5.2	5.6
Rank	6	6	4

Source: Freeman.

Initiatives and achievements

Corporate clients

The fee pool continued to recover, rising 13% from the same period a year earlier. According to Freeman data, we maintained our sixth place with a 4.9% year-to-date market share, a slight decline from 5.2% in the same period last year. In the Americas, we were ranked seventh, with market share rising to 5.1% from 4.8% in the same period a year earlier.

Institutional clients

Despite directionless markets and fierce competitive pressure, we maintained our first place in the global ranking for secondary equity cash commissions for a tenth consecutive quarter, according to data from a leading industry survey.
For the second year, we were named the “World’s Best Investment Bank” in Euromoney’s annual Awards for Excellence, winning 15 accolades across all business areas and regions.
“UBS has achieved what once seemed impossible for any European investment bank: it has broken into the front rank in the US market, source of roughly half the global investment banking fee pool,” the magazine wrote.
For the third year running, Thompson Financial ranked us the top desk in global mortgages, US mortgages and agency mortgage-backed securities businesses.
We also moved to third from fifth place in this year’s Institutional Investor’s All-America Research team ranking. According to Institutional Investor rankings, we are now the only firm that ranks in the top three for equity research in every region.

Purchase of Charles Schwab’s capital
markets division

At the end of August, we acquired Charles Schwab SoundView Capital Markets, the Capital Markets Division of Charles Schwab Corp., for USD 265 million. The transaction, paid in cash, is expected to close in the next couple of weeks, subject to regulatory approval. The acquisition will be integrated into our equities business.

The business comprises equities trading and sales, including one of the leading third-party execution businesses, along with Schwab’s state-of-the-art NASDAQ trading system. The business currently handles over 200 million shares a day in trade volume and makes a market in over 11,000 stocks. With this transaction, we expect to become one of the top traders in NASDAQ securities. We are already top three in the trading of NYSE-listed securities and are the largest secondary equities house worldwide.

Significant deals

Mergers and acquisitions

After the strong growth experienced in the first half of 2004, global announced merger and acquisitions volume declined in third quarter from second quarter on rising investor uncertainty and because of the usual summer slowdown in activity. We have participated in ten of the 20 largest deals announced so far this year. Among the most significant transactions we advised on this quarter were:
–	exclusive financial advisor to Caesars Entertainment, one of the world’s leading gaming companies, on its USD 9.4 billion sale to Harrah’s Entertainment
–	exclusive advisor and broker to Associated British Foods on its USD 1.35 billion acquisition of Australia’s Burns Philp & Co’s international yeast and bakery ingredients businesses as well as its US herbs and spices business
–	joint advisor to Nortek, a portfolio company of Kelso, a private equity investment firm, on its USD 1.75 billion sale to Thomas H. Lee Partners, also a private equity firm.

Equity underwriting

September saw a marked rise in volume and increasingly positive investor sentiment after a difficult period in summer when several transactions were pulled or priced below initial price

Financial Businesses
2 November 2004

ranges. Important transactions in third quarter 2004 included:
–	joint bookrunner on the USD 3.4 billion global initial public offering of Japanese power utility, J-Power
–	joint bookrunner in the EUR 2.2 billion placing of European pharmaceutical Sanofi-Aventis’s shares on behalf of the Kuwait Petroleum Corporation
–	joint bookrunner for LG Philips LCD, one of the world’s leading manufacturers of liquid crystal display technology, on its issuance of a USD 1.1 billion American Depositary Receipt (ADR).

Fixed income underwriting

The market has seen a sharp decline in the issuance of US investment grade bonds and euro-denominated corporate bonds in 2004 year-to-date when compared to the same period in 2003.
Important transactions in this quarter included:
–	lead manager on a EUR 500 million 10-year fixed-rate note and a EUR 200 million 3-year floating rate note for Rodamco Europe, Europe’s largest publicly listed property investment and management company in the retail sector
–	joint bookrunner on a EUR 1.25 billion bond issue for Sumitomo Mitsui Banking Corporation
–	sole bookrunner on a USD 300 million additional note issue and joint bookrunner on a USD 175 million cumulative redeemable preferred stock offering for Health Care REIT, a US real estate investment trust.

Results

Markets – well off their buoyant pace at the start of 2004 – saw conditions slow significantly at the end of second quarter, with low volatility and restrained investment activity stretching into July, August and September. In third quarter 2004, operating income fell 20% from second quarter, prompting pre-tax profit to decline 23% to CHF 714 million. Compared to third quarter a year earlier, pre-tax profit was down 19%, reflecting declining revenues as the fixed income environment was characterized by low activity and volatility, a flattening yield curve, and significantly lower mortgage origination.

Operating income

Total operating income in third quarter 2004 was CHF 3,155 million, down 7% from the same period a year earlier.
Investment banking revenues, at CHF 351 million in third quarter 2004, were up 1% on third quarter 2003. Growth came from advisory revenues in the Americas and Asia Pacific regions, as well as equity underwriting where we rank second in the year-to-date global fee pool. This progress was partially offset by lower debt underwriting revenues, as issuance was restrained by increases in interest rates over the quarter. Investment banking revenues declined 31% from the excellent results achieved in second quarter as widespread market uncertainty and the usual summer slowdown lowered demand for capital market and mergers and acquisitions transactions.
The equities business posted revenues of CHF 1,185 million in third quarter 2004, down 6% from the same quarter a year earlier. Strong revenue increases in prime brokerage and derivatives were offset by currency fluctuations and lower returns from proprietary trading. Compared to second quarter 2004, equities revenues fell 15% because of the flat market conditions experienced in summer, with both customer activity and volatility low.
Fixed income, rates and currencies revenues were CHF 1,583 million in third quarter 2004, down 15% from the same period last year. Credit default swaps hedging our loan exposures recorded negative revenues of CHF 75 million, an improvement from negative CHF 192 million a year earlier. Compared to second quarter 2004, fixed income, rates and currencies revenues were down 21%. While the yield curve is still historically steep, it has gradually flattened, affecting trading returns. The slower performance of the business area when compared to the peak environment at the turn of the year was driven by the continued low levels of market activity, with low volatility also affecting trading returns and limiting client demand for derivatives. Additionally, gains from positions taken in the rates business were lower than the strong performance in previous quarters.

Our private equity business posted revenues of CHF 44 million in third quarter 2004, compared to negative CHF 58 million in the same period a year earlier. Improved market conditions allowed for a number of successful divestments and a lower level of writedowns when compared to the same period last year. In third quarter 2004, writedowns on the private equity portfolio were CHF 46 million, compared to CHF 32 million in second quarter and CHF 70 million in third quarter 2003.

Operating expenses

Total operating expenses in third quarter 2004 were CHF 2,441 million, down 3% from third quarter 2003, driven by lower personnel expenses, partially offset by rising general and administrative expenses. Personnel expenses were CHF 1,637 million, a 22% decline from last quarter and 12% down from the same period a year earlier, reflecting a lower accrual rate for performance-related compensation. General and administrative expenses rose 19% to CHF 597 million in third quarter 2004 from the same period last year, reflecting increases in IT costs and professional fees. When compared to second quarter 2004, general and administrative expenses fell 21%, as a result of the previous-quarter impact of significant operational risk costs. Amortization of goodwill, at CHF 73 million, increased 4% in third quarter 2004 from the same period last year, following last year’s purchase of ABN AMRO’s prime brokerage business. Depreciation expense was CHF 71 million, up 16% on third quarter 2003 and up 13% on second quarter 2004, reflecting individual IT writeoffs.

Headcount

Headcount, at 16,262 on 30 September 2004, rose by 711 or 5% from the end of second quarter 2004 and by 1,162 or 8% from the same period a year earlier. Staffing increases were evenly spread across our business and logistics areas, partly as a result of initiatives to expand business in this year’s improved market environment, and partly a completion of the operational build-up required to keep pace with the rapid franchise growth of the last few years.

Financial Businesses
2 November 2004

Wealth Management USA

Mark B. Sutton
Chairman and CEO,
Wealth Management USA

In third quarter 2004, Wealth Management USA’s pre-tax profit was CHF 43 million, up from CHF 16 million in second quarter 2004. The improvement reflects the end of merger-related retention payments, partially offset by declining transactional revenue related to lower client activity. Before acquisition costs, third quarter 2004 pre-tax profit was CHF 169 million, 10% lower than a quarter earlier. Net new money, totaling CHF 5.3 billion, showed renewed strength.

Business Group reporting

	Quarter ended			% change from		Year to date
CHF million, except where indicated	30.9.04	30.6.04	30.9.03	2Q04	3Q03	30.9.04	30.9.03

Private client revenues	1,173	1,222	1,243	(4)	(6)	3,701	3,739[1]
Municipal finance revenues	106	100	103	6	3	292	349
Net goodwill funding	(48)	(47)	(62)	(2)	23	(141)	(181)

Income	1,231	1,275	1,284	(3)	(4)	3,852	3,907
Adjusted expected credit loss [2]	(1)	(1)	(2)	0	50	(5)	(7)

Total operating income	1,230	1,274	1,282	(3)	(4)	3,847	3,900

Personnel expenses [3]	813	878	948	(7)	(14)	2,617	2,718
General and administrative expenses	202	208	164	(3)	23	602	539
Services to/from other business units	76	78	109	(3)	(30)	239	327
Depreciation	18	16	20	13	(10)	54	54
Amortization of goodwill and other intangible assets	78	78	84	0	(7)	233	257

Total operating expenses	1,187	1,258	1,325	(6)	(10)	3,745	3,895

Business Group performance before tax	43	16	(43)	169		102	5

Business Group reporting excluding acquisition costs and significant financial events

	Quarter ended			% change from		Year to date
CHF million, except where indicated	30.9.04	30.6.04	30.9.03	2Q04	3Q03	30.9.04	30.9.03

Total operating income	1,230	1,274	1,282	(3)	(4)	3,847	3,739[4]
Add back: Net goodwill funding [5]	48	47	62	2	(23)	141	181

Operating income excluding acquisition costs	1,278	1,321	1,344	(3)	(5)	3,988	3,920

Total operating expenses	1,187	1,258	1,325	(6)	(10)	3,745	3,895
Retention payments	0	(47)	(67)	100	100	(99)	(201)
Amortization of goodwill and other intangible assets	(78)	(78)	(84)	0	7	(233)	(257)

Operating expenses excluding acquisition costs	1,109	1,133	1,174	(2)	(6)	3,413	3,437

Business Group performance before tax and acquisition costs	169	188	170	(10)	(1)	575	483

1Includes significant financial event: gain on disposal of Correspondent Services Corporation of CHF 161 million.    2In management accounts, adjusted expected credit loss rather than credit loss is reported for the Business units (see Note 2 to the Financial Statements).    3Includes retention payments in respect of the PaineWebber acquisition. There have been no further retention payments after second quarter 2004.    4Excludes significant financial event: Gain on disposal of Correspondent Services Corporation of CHF 161 million.    5Goodwill and intangible asset-related funding, net of risk-free return on the corresponding equity allocated.

Wealth Management USA (continued)

	Quarter ended			% change from		Year to date
KPIs	30.9.04	30.6.04	30.9.03	2Q04	3Q03	30.9.04	30.9.03

Invested assets (CHF billion)	654	652	626	0	4

Net new money (CHF billion) [1]	5.3	2.2	5.7			10.3	13.3
Interest and dividend income (CHF billion) [2]	4.1	3.6	4.0	14	3	11.5	11.8
Gross margin on invested assets (bps) [3]	75	78	82	(4)	(9)	79	87
Gross margin on invested assets excluding acquisition costs and SFEs (bps) [4]	78	80	86	(3)	(9)	82	87

Cost/income ratio (%) [5]	96.4	98.7	103.2			97.2	99.7
Cost/income ratio excluding acquisition costs and SFEs (%) [6]	86.7	85.7	87.2			85.5	87.5

Recurring fees [7]	522	523	512	0	2	1,563	1,421
Financial advisor productivity (CHF thousand) [8]	160	165	153	(3)	5	495	424

Additional information				% change from
As at	30.9.04	30.6.04	30.9.03	2Q04	3Q03

Client assets (CHF billion)	685	696	668	(2)	3
Regulatory equity allocated (average)	5,150	5,250	5,550	(2)	(7)
Headcount (full-time equivalents)	17,210	17,087	17,643	1	(2)
Financial Advisors (full-time equivalents)	7,343	7,360	8,001	0	(8)

1 Excludes interest and dividend income.    2 For purposes of comparison with US peers.    3 Income (annualized)/average invested assets.    4 Income (annualized), add back net goodwill funding and less significant financial events/average invested assets.    5 Operating expenses/income.    6 Operating expenses less the amortization of goodwill and other intangible assets, retention payments and significant financial events/income, add back net goodwill funding and less significant financial events.    7 Asset-based fees for portfolio management and fund distribution, account-based and advisory fees.    8 Private client revenues less significant financial events/average number of financial advisors.

Key performance indicators

Invested assets were CHF 654 billion on 30 September 2004, slightly higher than CHF 652 billion on 30 June 2004. In US dollar terms, invested assets increased slightly on strong inflows of net new money, partially offset by the impact of market declines. Compared to third quarter a year earlier, invested assets have increased 10% in US dollar terms.

The inflow of net new money was CHF 5.3 billion in third quarter 2004, up from CHF 2.2 billion in second quarter 2004, when results were affected by outflows in liquid investments. The strong asset gathering performance in third quarter, which outperformed the result in first half 2004, provides evidence of the benefits of the new support tools we have introduced to help financial advisors improve their productivity. It also reflects significant and tangible results from the success of our Private Wealth Management initiative aimed at high net worth clients. Including interest and dividends, net new money in third quarter 2004 was CHF 9.4 billion, up from CHF 5.8 billion in second quarter 2004.

Financial Businesses
2 November 2004

The gross margin on invested assets was 75 basis points in third quarter 2004, 3 basis points lower than in second quarter 2004. Excluding acquisition costs (net goodwill funding costs), the gross margin was 78 basis points, 2 basis points lower than in second quarter 2004. The decline in gross margin reflects lower levels of client activity during third quarter 2004 as daily average trading volumes declined 9%.

The cost/income ratio before acquisition costs was 86.7% in third quarter 2004, slightly higher than 85.7% in second quarter 2004. The increase is primarily attributable to lower client activity.

Recurring fees stood at CHF 522 million in third quarter 2004, slightly lower than second quarter 2004. In US dollar terms, recurring fees are 10% higher than in the same period last year, reflecting an increase in the level of client assets in fee-based products as net flows into managed account products continue to be strong. Since the end of 2003, the net asset flow into managed account products totals USD 8.6 billion. Recurring fees comprised 41% of operating income

(excluding acquisition costs) in third quarter 2004, up from 38% a year earlier.

Productivity per advisor declined in third quarter 2004 to CHF 160,000 from CHF 165,000 in second quarter as transaction volumes fell, although it was up 5% from a year earlier. Financial advisor headcount was 7,343 on 30 September 2004, down 17 from 7,360 on 30 June 2004. The quality of our advisor force, however, continues to be very high – despite the drop in absolute numbers. This is evidenced by our asset gathering performance per advisor, our productivity levels and market share – all strong compared to peers. We have resumed our trainee program and continue to recruit financial advisors, with our focus primarily on talented and highly productive advisors. This has resulted in the first increase in the number of trainees since December 2002. We therefore expect renewed growth in our advisor force in coming quarters.

Initiatives and achievements

Private Wealth Management wins
key industry award

Our new Private Wealth Management group (see sidebar in Second Quarter 2004 Report), which serves the needs of ultra high net worth investors, was named “High Net Worth Leader of the Year” by Private Asset Management, an Institutional Investor newsletter.

In conferring the award, the newsletter wrote: “The new group makes it easier for advisors to access the financial planning, trusts and estates and alternative investment capabilities available via UBS.”

Results

Average daily client trading volumes in third quarter 2004 fell 9% from second quarter. Investor activity is usually lower in third quarter compared to other periods in the year due to the summer slowdown. This year, activity was additionally pressured by rising interest rates, higher oil prices, and the impact of uncertainty ahead of the US presidential election as well as geopolitical concerns. Compared to last year’s third quarter, client activity declined 4%.

Because our business is almost entirely conducted in US dollars, comparisons of results to prior periods are affected by movements of the US dollar against the Swiss franc. In third quarter 2004, the US dollar-Swiss franc exchange rate remained practically unchanged from second quarter 2004, and had a minimal impact on quarter-on-quarter comparisons.
In third quarter 2004, pre-tax profit was CHF 43 million, up from CHF 16 million in second quarter 2004. Before acquisition costs, pre-tax profit, at CHF 169 million, fell 10% from CHF 188 million in second quarter – reflecting lower levels of transactional revenues. That was partially offset by higher municipal finance results, and a CHF 17 million contingent purchase pay-

ment from Fidelity related to last year’s sale of Correspondent Services Corporation (CSC). Excluding the effect of currency fluctuations and before acquisition costs, pre-tax profit fell 9% from the second quarter.

Operating income

Total operating income in third quarter 2004 was CHF 1,230 million. Before acquisition costs, it stood at CHF 1,278 million, down 3% from second quarter 2004 despite the recognition of a CHF 17 million (USD 14 million) contingent purchase payment from Fidelity related to the sale of CSC. The decrease reflects lower private client investment activity. This was partially offset by higher lending revenues, which were up 6%, reflecting the positive impact of UBS Bank USA in Utah. Municipal finance income, which rose 6% to CHF 106 million (USD 84 million), also helped.

Operating expenses

In third quarter 2004, total operating expenses were CHF 1,187 million, down 6% from second quarter 2004. Personnel expenses fell 7% to CHF 813 million in third quarter from the second quarter, reflecting lower performance-driven compensation, declines in costs related to employee benefit plans, and the fact that retention payments were completed in second quarter. Excluding these payments, personnel expenses fell 2%. Non-personnel expenses fell 2% to CHF 374 million in third quarter 2004. The decrease reflects lower legal costs.

Headcount

Headcount was 17,210 on 30 September 2004, up 123 from 30 June 2004. The rise reflects additional staff hired to support key initiatives such as the expansion of our lending business.

Financial Businesses
2 November 2004

Corporate Center

Clive Standish
CFO

Corporate Center reported a pre-tax loss of CHF 43 million in third quarter 2004, compared to a gain of CHF 136 million in second quarter 2004 and a loss of CHF 18 million in third quarter 2003.

Business Group reporting

	Quarter ended			% change from		Year to date
CHF million, except where indicated	30.9.04	30.6.04	30.9.03	2Q04	3Q03	30.9.04	30.9.03

Income	362	410	245	(12)	48	1,071	645
Credit loss (expense)/recovery [1]	35	144	82	(76)	(57)	202	152

Total operating income	397	554	327	(28)	21	1,273	797

Personnel expenses	282	278	265	1	6	866	865
General and administrative expenses	293	305	272	(4)	8	946	918
Services to/from other business units	(360)	(391)	(416)	8	13	(1,156)	(1,213)
Depreciation	201	204	201	(1)	0	604	609
Amortization of goodwill and other intangible assets	24	22	23	9	4	70	74

Total operating expenses	440	418	345	5	28	1,330	1,253

Business Group performance before tax	(43)	136	(18)		(139)	(57)	(456)

Business Group performance before tax and amortization of goodwill and other intangible assets	(19)	158	5			13	(382)

1 In order to show the relevant Business Group performance over time, adjusted expected credit loss rather than credit loss is reported for all Business units. The difference between the adjusted expected credit loss and credit loss recorded at Group level is reported in the Corporate Center (see Note 2 to the Financial Statements).

Private Banks & GAM

Business Unit reporting

	Quarter ended			% change from		Year to date
CHF million, except where indicated	30.9.04	30.6.04	30.9.03	2Q04	3Q03	30.9.04	30.9.03

Income	272	279	225	(3)	21	839	648
Adjusted expected credit loss [1]	(2)	0	(1)		(100)	(2)	(2)

Total operating income	270	279	224	(3)	21	837	646

Personnel expenses	99	108	94	(8)	5	312	279
General and administrative expenses	34	41	37	(17)	(8)	118	116
Services to/from other business units	2	3	4	(33)	(50)	8	8
Depreciation	5	5	6	0	(17)	15	20
Amortization of goodwill and other intangible assets	18	19	20	(5)	(10)	56	61

Total operating expenses	158	176	161	(10)	(2)	509	484

Business unit performance before tax	112	103	63	9	78	328	162

Business unit performance before tax and amortization of goodwill and other intangible assets	130	122	83	7	57	384	223

KPIs
Invested assets (CHF billion)	93	94	80	(1)	16
Net new money (CHF billion) [2]	(0.6)	2.5	2.4			8.3	4.2

Cost/income ratio (%) [3]	58.1	63.1	71.6			60.7	74.7
Cost/income ratio before goodwill (%) [4]	51.5	56.3	62.7			54.0	65.3

Additional information				% change from
As at	30.9.04	30.6.04	30.9.03	2Q04	3Q03

Regulatory equity allocated (average)	650	700	700	(7)	(7)
Headcount (full-time equivalents)	1,622	1,623	1,657	0	(2)

1 In management accounts, adjusted expected credit loss rather than credit loss is reported for the Business units (see Note 2 to the Financial Statements).   2 Excludes interest and dividend income.   3 Operating expenses/income.   4 Operating expenses less the amortization of goodwill and other intangible assets/income.

Key performance indicators

Net new money outflow in third quarter 2004 was CHF 0.6 billion compared to an inflow of CHF 2.5 billion in second quarter. Although GAM continues to attract inflows of net new money, it could not match the previous performance as many of its funds were capped during the quarter. Our Private Banks recorded a slight outflow in third quarter.

Invested assets on 30 September 2004 were CHF 93 billion, virtually unchanged from CHF 94 billion on 30 June 2004.

Results

Pre-tax profit was CHF 112 million in third quarter 2004, up 9% from CHF 103 million in second quarter. It was the second best operating result ever, as falling operating expenses more than offset the slight decline in revenues.

Total operating income, at CHF 270 million in third quarter 2004, decreased CHF 9 million or 3% from second quarter 2004. Lower transaction income from the usual summer slowdown in client activity levels was partially offset by record revenues at GAM, reflecting its increasing

Financial Businesses
2 November 2004

asset base and the resulting rise in asset-based revenues.

Operating expenses were CHF 158 million in third quarter 2004, down 10% from CHF 176 million in the previous quarter. Personnel expenses were CHF 99 million this quarter, down by 8%, on lower performance-related compensation accruals. Over the same period, general and administrative expenses dropped to CHF 34 million from CHF 41 million, reflecting lower legal provisions and IT expenses.

Headcount

Headcount was 1,622 on 30 September 2004, virtually unchanged from 30 June 2004.

Corporate Functions

Business Unit reporting

	Quarter ended			% change from		Year to date
CHF million, except where indicated	30.9.04	30.6.04	30.9.03	2Q04	3Q03	30.9.04	30.9.03

Income	90	131	20	(31)	350	232	(3)
Credit loss (expense)/recovery [1]	37	144	83	(74)	(55)	204	154

Total operating income	127	275	103	(54)	23	436	151

Personnel expenses	183	170	171	8	7	554	586
General and administrative expenses	259	264	235	(2)	10	828	802
Services to/from other business units	(362)	(394)	(420)	8	14	(1,164)	(1,221)
Depreciation	196	199	195	(2)	1	589	589
Amortization of goodwill and other intangible assets	6	3	3	100	100	14	13

Total operating expenses	282	242	184	17	53	821	769

Business unit performance before tax	(155)	33	(81)		(91)	(385)	(618)

Business unit performance before tax and amortization of goodwill and other intangible assets	(149)	36	(78)		(91)	(371)	(605)

Additional information				% change from
As at	30.9.04	30.6.04	30.9.03	2Q04	3Q03

Regulatory equity allocated (average)	6,800	7,200	8,950	(6)	(24)
Headcount (full-time equivalents)	3,564	3,551	3,438	0	4

1 In order to show the relevant Business unit performance over time, adjusted expected credit loss rather than credit loss is reported for all Business units. The difference between the adjusted expected credit loss and credit loss recorded at Group level is reported in the Corporate Center (see Note 2 to the Financial Statements).

Results

Corporate Functions recorded a pre-tax loss of CHF 155 million in third quarter 2004, compared to a pre-tax loss of CHF 81 million in the same quarter a year earlier.

Revenues

Total operating income increased to CHF 127 million in third quarter 2004, up by CHF 24 million from CHF 103 million in the same quarter a year earlier. Income rose as third quarter 2003 was negatively affected by a charge for the settlement of a lawsuit and valuation adjustments for financial investments. These effects were partially offset by a drop in the return on invested equity as we continue to repurchase shares.
Credit loss recoveries were down this quarter from a year earlier. The credit loss expense or recovery booked in Corporate Functions represents the difference between the adjusted expected credit losses charged to the business units and the credit loss recognized in the UBS financial statements. In third quarter 2004, UBS recorded a credit loss recovery of CHF 14 million, compared to a recovery of CHF 42 million in the same quarter a year earlier. In both quarters, credit loss expense was lower than the adjusted expected credit loss charged to the business units, resulting in a credit loss recovery in the Corporate Functions of CHF 37 million in third quarter 2004 and CHF 83 million in the same period a year ago.

Expenses

At CHF 282 million in third quarter 2004, total operating expenses increased by 53% from CHF 184 million in the same period a year ago. Per-

Financial Businesses
2 November 2004

sonnel expenses increased 7% to CHF 183 million in third quarter 2004, mainly due to higher performance-related compensation. In the same period, general and administrative expenses increased 10% to CHF 259 million due to higher costs for our global brand campaign, partially offset by a drop in provisions for legal cases and lower costs for rent and maintenance. Other business units were charged CHF 362 million for services provided by Corporate Functions in third quarter, compared to CHF 420 million in the same period a year ago. This was because of reduced charge-outs, reflecting cost savings at our new ITI unit as well as lower charges for insurance premiums.

Headcount

Corporate Functions headcount was 3,564 on 30 September 2004, up 13 from 30 June 2004.

Industrial Holdings

Industrial Holdings
2 November 2004

Industrial Holdings

[1]	Industrial Holdings consists of Motor Columbus, a Swiss holding company, whose most significant asset is a 59.3% interest in Atel, a Swiss-based European energy provider.

[2]	Includes “Equity in income of associates” of CHF 13 million.

[3]	Reflects minority interests in Motor-Columbus plus minority interests in Atel.

Income Statement1

Quarter ended
CHF million, except where indicated	30.9.04

Income [2]	1,692

Total operating income	1,692

Personnel expenses	152
General and administrative expenses	68
Depreciation	31
Amortization of goodwill and other intangible assets	38
Goods and materials purchased	1,333

Total operating expenses	1,622

Operating profit before tax and minority interests	70

Tax expense	14

Net profit before minority interests	56

Minority interests [3]	(39)

Net profit	17

Additional information
As at	30.9.04

Headcount (full-time equivalents)	7,677

Motor-Columbus

Motor-Columbus is a financial holding company whose only significant asset is a 59.3% interest in the Atel Group. Atel, based in Olten, Switzerland, is a European energy provider focused on domestic and international power generation, electricity transmission and energy services as well as electricity trading and marketing. Motor-Columbus also holds several other small finance and property companies.

Preliminary note

UBS owns a 55.6% stake in Motor-Columbus after purchasing an additional 20% stake on 1 July 2004. As a result, UBS, as majority owner, has consolidated Motor-Columbus into its accounts, revaluing its assets and liabilities. The basis of accounting is not comparable with that previously used in Motor-Columbus’s separately published consolidated financial statements. The period-to-period analysis provided here is based on unaudited pro-forma 2003 results.

Results

In third quarter 2004, net profit was CHF 17 million. In the same period, profit before tax and minority interests was CHF 70 million, double the previous year’s level, when results were affected by restructuring measures and operational risk costs. Without these items, net profit would have risen 13% year-on-year. Overall, the increase in profit is mainly due to revenue gains in the Southern European business as well as in European energy trading activities. Total operating income in third quarter 2004 was CHF 1,692 million, up 20% from a year earlier due to the first-time availability of successfully marketed production capacity. Total operating expenses, at CHF 1,622 million in third quarter, rose at a slower pace than operating income, as costs for energy purchased from third parties fell in the period as internal power production could be run at near full capacity.

Balance Sheet &
Capital Management

Consolidated

Balance Sheet & Capital Management
2 November 2004

Balance Sheet

UBS’s total assets stood at CHF 1,745 billion on 30 September 2004, up from CHF 1,674 billion on 30 June 2004. The CHF 70.8 billion increase was prompted by higher trading assets including derivatives (which were up CHF 47 billion), reverse repurchase agreements (up CHF 44.6 billion) as well as loans to customers (up CHF 8.8 billion). The increases were partially offset by a drop in the value of cash collateral on securities borrowed (down CHF 31.5 billion). A number of major currencies weakened against the Swiss franc, reducing the level of total assets by CHF 3.9 billion.

Motor-Columbus

The first-time full consolidation of Motor-Columbus had a small net impact on our balance sheet, adding assets of CHF 6.9 billion (or 0.4% of UBS’s total assets) and total liabilities of CHF 5.0 billion. The consolidation also added financial instruments measured at fair value that are worth CHF 0.6 billion. In summary, our balance sheet positions were affected as follows:

CHF million	30.9.04

Assets
Financial instruments at fair value	0.6
Property and equipment	2.1
Goodwill	0.1
Various other assets	4.1
Total assets	6.9

Total liabilities	5.0

Minority interests	1.8

Shareholders’ equity	0.1

The minority interests shown above reflects minority interests in Motor-Columbus plus minority interests in Atel. Shareholders’ equity on our balance sheet rose as a result of the first-time consolidation because of the revaluation of our original 35.64% participation in Motor-Columbus.

Lending and borrowing

Our loans to customers position increased to CHF 235.4 billion on 30 September 2004, up by CHF 8.8 billion from 30 June 2004, as a result of higher levels of lending in the Investment Bank and our wealth management businesses (see page 18).

Repo and securities borrowing / lending

Cash collateral on securities borrowed and reverse repurchase agreements stood at CHF 609.3 billion on 30 September 2004, up by CHF 13.1 billion from 30 June 2004. However, this asset value already includes the effect of some netting between asset and liabilities positions. On a gross basis, before allowable netting, which fell over the quarter by CHF 20.3 billion, the position decreased by CHF 7.3 billion, mainly in the fixed income matched book. An increase in equity finance activities partly offset this.

Trading portfolio

From 30 June to 30 September 2004, trading assets including derivatives rose by CHF 47.0 billion. The increase was due to rises in equity positions, mainly related to our hedge fund businesses. Additional increases were registered in Japanese government bonds, mortgage-backed securities and fixed income derivative instruments. Derivative values rose due to the valuation effect of lower interest rates in major currencies, while volumes decreased slightly. These factors were partially offset by a reduction in debt instruments, primarily in the cash and collateral trading area.

Capital Management

We remain committed to being one of the best-capitalized financial services firms in the world with sound capital ratios and strong debt ratings. This focus and our ongoing strong cash flow generation enables us to keep our BIS Tier 1 ratio high while we continue to buy back shares.

Risk-weighted assets rose 2% to CHF 272.8 billion on 30 September 2004 from CHF 266.5 billion on 30 June 2004. The increase was driven by higher capital requirements for our principal finance business at the Investment Bank, as well as higher requirements for market risk. BIS Tier 1 capital dropped slightly to CHF 31.3 billion on 30 September 2004 from CHF 31.6 billion on 30 June 2004, as the increase in retained earnings was offset by our ongoing share buyback program. This resulted in a decrease of our BIS Tier 1 ratio to 11.5% at the end of September from 11.8% at the end of June 2004.

Buyback program

In third quarter 2004, we bought back 20,710,000 shares under our sixth buyback program, bringing the total purchased under this program to 35,615,094 shares. The shares were repurchased at an average price of CHF 86.54 – representing a total cost of CHF 1,792 million. The program allows us to repurchase shares for cancelation of a maximum value of CHF 6 billion or approximately 5.4% of total share capital. These shares will be canceled following approval at next year’s Annual General Meeting.

Treasury shares

IFRS requires a company that holds its own shares for trading or non-trading purposes to record those shares as treasury shares and deduct them from shareholders’ equity.
Our holding of own shares increased to 92,251,458 or 8.2% of shares issued on 30 September 2004, from 73,105,822, or 6.5% of shares issued on 30 June 2004. The increase reflects the shares we bought back under our 2004 program. This was partially offset by a decrease in the number of treasury shares held for employee share and option programs.
Of the currently held treasury shares, 35,615,094 were bought for cancelation whereas the other 56,636,364 cover employee share and option programs, and, to a limited extent, market-making activities at the Investment Bank. The Investment Bank acts as a market-maker in

BIS Capital and Ratios

CHF million, except where indicated				% change from
As at	30.09.04	30.06.04	31.12.03	30.09.04	31.12.03

Risk-weighted assets	272,813	266,508	251,901	2	8

BIS Tier 1 capital	31,317	31,551	29,765	(1)	5
of which hybrid Tier 1 capital [1]	3,238	3,251	3,224	0	0
BIS total capital	36,397	35,322	33,581	3	8

BIS Tier 1 capital ratio (%)	11.5	11.8	11.8
of which hybrid Tier 1 capital (%) [1]	1.2	1.2	1.3
BIS total capital ratio (%)	13.3	13.3	13.3

1 Trust preferred securities.

Balance Sheet & Capital Management
2 November 2004

UBS Shares and Market Capitalization

Number of shares, except where indicated				% change from
As at	30.09.04	30.06.04	30.09.03	30.6.04	30.09.03

Total ordinary shares issued	1,125,628,958	1,125,400,202	1,182,486,491	0	(5)
Second trading line treasury shares
2003 program	0	0	(42,940,000)
2004 program	(35,615,094)	(14,905,094)	0

Shares outstanding for market capitalization	1,090,013,864	1,110,495,108	1,139,546,491	(2)	(4)

Share price (CHF)	87.90	88.25	74.10	0	19

Market capitalization (CHF million)	95,812	98,001	84,440	(2)	13

Total treasury shares	92,251,458	73,105,822	98,068,507	26	(6)

UBS shares, as well as in derivatives related to those shares, and may hold UBS shares as a hedge for derivatives issued to retail and institutional investors. Changes in the trading approach can lead to fluctuations in the size of our direct holding of UBS shares.

Financial Statements

Consolidated

Financial Statements
2 November 2004

Income Statement (unaudited)

		Quarter ended			% change from		Year to date
CHF million, except per share data	Note	30.9.04	30.6.04	30.9.03	2Q04	3Q03	30.9.04	30.9.03

Operating income
Interest income	3	9,967	9,958	10,144	0	(2)	29,666	30,420
Interest expense	3	(7,004)	(6,902)	(6,787)	1	3	(20,429)	(21,128)

Net interest income		2,963	3,056	3,357	(3)	(12)	9,237	9,292
Credit loss (expense)/recovery		14	131	42	(89)	(67)	148	(26)

Net interest income after credit loss expense		2,977	3,187	3,399	(7)	(12)	9,385	9,266

Net fee and commission income	4	4,533	4,841	4,386	(6)	3	14,379	12,525
Net trading income	3	666	1,177	639	(43)	4	3,628	3,178
Other income	5	293	279	79	5	271	856	283
Income from industrial holdings		1,679	0	0			1,679	0

Total operating income		10,148	9,484	8,503	7	19	29,927	25,252

Operating expenses
Personnel expenses	6	4,243	4,599	4,372	(8)	(3)	14,013	13,193
General and administrative expenses	7	1,686	1,743	1,422	(3)	19	4,936	4,419
Depreciation of property and equipment		360	322	319	12	13	985	980
Amortization of goodwill and other intangible assets		265	225	238	18	11	715	718
Goods and materials purchased		1,333	0	0			1,333	0

Total operating expenses		7,887	6,889	6,351	14	24	21,982	19,310

Operating profit before tax and minority interests		2,261	2,595	2,152	(13)	5	7,945	5,942

Tax expense		474	512	386	(7)	23	1,565	1,266

Net profit before minority interests		1,787	2,083	1,766	(14)	1	6,380	4,676

Minority interests		(116)	(109)	(81)	6	43	(312)	(245)

Net profit		1,671	1,974	1,685	(15)	(1)	6,068	4,431

Basic earnings per share (CHF)	8	1.60	1.85	1.53	(14)	5	5.72	3.92
Diluted earnings per share (CHF)	8	1.55	1.78	1.48	(13)	5	5.55	3.85

Balance Sheet (unaudited)

				% change from
CHF million	30.9.04	30.6.04	31.12.03	31.12.03

Assets
Cash and balances with central banks	3,884	6,543	3,584	8
Due from banks	38,440	38,868	31,740	21
Cash collateral on securities borrowed	202,504	234,006	213,932	(5)
Reverse repurchase agreements	406,841	362,286	320,499	27
Trading portfolio assets	362,543	355,652	341,013	6
Trading portfolio assets pledged as collateral	185,980	173,224	120,759	54
Positive replacement values	239,602	212,232	248,206	(3)
Financial instruments at fair value	629	0	0
Loans	235,380	226,594	212,679	11
Financial investments	5,140	5,298	5,139	0
Accrued income and prepaid expenses	5,701	5,997	6,218	(8)
Investments in associates	2,258	1,871	1,616	40
Property and equipment	8,956	7,204	7,683	17
Goodwill and other intangible assets	12,635	11,619	11,529	10
Other assets	34,137	32,413	25,459	34

Total assets	1,744,630	1,673,807	1,550,056	13

Total subordinated assets	5,436	5,199	4,794	13

Liabilities
Due to banks	136,268	134,284	127,012	7
Cash collateral on securities lent	64,504	59,929	53,278	21
Repurchase agreements	456,412	457,249	415,863	10
Trading portfolio liabilities	171,548	174,417	143,957	19
Negative replacement values	254,365	216,661	254,768	0
Financial liabilities designated at fair value	69,057	48,399	35,286	96
Due to customers	373,068	358,078	346,633	8
Accrued expenses and deferred income	14,210	12,570	13,673	4
Debt issued	120,123	127,840	88,843	35
Other liabilities	43,364	44,669	31,360	38

Total liabilities	1,702,919	1,634,096	1,510,673	13

Minority interests	7,187	5,031	4,073	76

Shareholders’ equity
Share capital	901	900	946	(5)
Share premium account	7,173	7,159	6,935	3
Net gains/(losses) not recognized in the income statement, net of tax	(899)	(734)	(983)	9
Revaluation reserve from step acquisitions	63	0	0
Retained earnings	35,434	33,763	36,641	(3)
Equity classified as obligation to purchase own shares	(167)	(85)	(49)	(241)
Treasury shares	(7,981)	(6,323)	(8,180)	2

Total shareholders’ equity	34,524	34,680	35,310	(2)

Total liabilities, minority interests and shareholders’ equity	1,744,630	1,673,807	1,550,056	13

Total subordinated liabilities	10,575	8,692	9,301	14

Financial Statements
2 November 2004

Statement of Changes in Equity (unaudited)

CHF million
For the nine month period ended	30.9.04	30.9.03

Issued and paid up share capital
Balance at the beginning of the period	946	1,005
Issue of share capital	2	2
Cancelation of second trading line treasury shares (2002 program)	0	(61)
Cancelation of second trading line treasury shares (2003 program)	(47)	0

Balance at the end of the period	901	946

Share premium
Balance at the beginning of the period, restated	6,935	12,641
Premium on shares issued and warrants exercised	170	115
Net premium/(discount) on treasury share and own equity derivative activity	63	(175)
Employee stock option plan	5	0
Cancelation of second trading line treasury shares (2002 program) [2]	0	(5,468)

Balance at the end of the period	7,173	7,113

Net gains/(losses) not recognized in the income statement, net of taxes Foreign currency translation
Balance at the beginning of the period	(1,644)	(849)
Movements during the period	20	(165)

Subtotal – balance at the end of the period	(1,624)	(1,014)

Net unrealized gains/(losses) on available for sale investments, net of taxes
Balance at the beginning of the period	805	946
Net unrealized gains/(losses) on available for sale investments	493	(59)
Impairment charges reclassified to the income statement	116	271
Gains reclassified to the income statement	(330)	(163)
Losses reclassified to the income statement	6	20

Subtotal – balance at the end of the period	1,090	1,015

Change in fair value of derivative instruments designated as cash flow hedges, net of taxes
Balance at the beginning of the period	(144)	(256)
Net unrealized gains/(losses) on the revaluation of cash flow hedges	(197)	121
Net (gains)/losses reclassified to the income statement	(24)	(62)

Subtotal – balance at the end of the period	(365)	(197)

Balance at the end of the period	(899)	(196)

Revaluation reserve from step acquisitions, net of taxes
New acquisitions	63	0

Balance at the end of the period	63	0

Retained earnings
Balance at the beginning of the period, restated	36,641	32,700
Net profit for the period	6,068	4,431
Dividends paid [1]	(2,806)	(2,298)
Cancelation of second trading line treasury shares (2003 program) [2]	(4,469)	0

Balance at the end of the period	35,434	34,833

Equity classified as obligation to purchase own shares
Balance at the beginning of the period, restated	(49)	(104)
Net movements	(118)	19

Balance at the end of the period	(167)	(85)

Treasury shares, at cost
Balance at the beginning of the period	(8,180)	(7,131)
Acquisitions	(7,290)	(6,722)
Disposals	2,973	1,298
Cancelation of second trading line treasury shares (2002 program)	0	5,529
Cancelation of second trading line treasury shares (2003 program)	4,516	0

Balance at the end of the period	(7,981)	(7,026)

Total shareholders’ equity	34,524	35,585

1 A dividend of CHF 2.60 (2.00 as per 2003) per share was paid out on 20 April 2004.  2 The cancelation of second trading line treasury shares is now made against Retained earnings. In prior years it was made against the share premium account.

Out of the total number of 92,251,458 treasury shares on 30 September 2004, 35,615,094 shares have been repurchased for cancelation. On 30 September 2004, a maximum of 4,766,188 shares can be issued against the exercise of options from former PaineWebber employee option plans.

Statement of Cash Flows (unaudited)

CHF million
For the nine-month period ended	30.9.04	30.9.03

Cash flow from/(used in) operating activities
Net profit	6,068	4,431
Adjustments to reconcile net profit to cash flow from / (used in) operating activities
Non-cash items included in net profit and other adjustments:
Depreciation of property and equipment	985	980
Amortization of goodwill and other intangible assets	715	718
Credit loss expense/(recovery)	(148)	26
Equity in income of associates	(51)	(114)
Deferred tax expense/(benefit)	(141)	301
Net loss/(gain) from investing activities	(463)	41
Net loss/(gain) from financing activities	780	(63)
Net (increase)/decrease in operating assets:
Net due from/to banks	5,793	32,044
Reverse repurchase agreements and cash collateral on securities borrowed	(74,914)	(61,660)
Trading portfolio and net replacement values	(34,583)	(31,926)
Loans/due to customers	3,899	17,524
Accrued income, prepaid expenses and other assets	(6,157)	(1,427)
Net increase/(decrease) in operating liabilities:
Repurchase agreements, cash collateral on securities lent	51,775	37,921
Accrued expenses and other liabilities	19,673	9,976
Income taxes paid	(1,099)	(789)

Net cash flow from/(used in) operating activities	(27,868)	7,983

Cash flow from/(used in) investing activities
Investments in subsidiaries and associates	(1,427)	(83)
Disposal of subsidiaries and associates	627	726
Purchase of property and equipment	(844)	(778)
Disposal of property and equipment	705	68
Net (investment in)/divestment of financial investments	795	1,453

Net cash flow from/(used in) investing activities	(144)	1,386

Cash flow from/(used in) financing activities
Net money market paper issued/(repaid)	28,655	(10,478)
Net movements in treasury shares and own equity derivative activity	(4,079)	(5,480)
Capital issuance	2	2
Dividends paid	(2,806)	(2,298)
Issuance of long-term debt, including financial liabilities designated at fair value	44,045	19,206
Repayment of long-term debt, including financial liabilities designated at fair value	(20,315)	(12,342)
Increase in minority interests	1,276	488
Dividend payments to/and purchase from minority interests	(217)	(231)

Net cash flow from/(used in) financing activities	46,561	(11,133)
Effects of exchange rate differences	523	(169)

Net increase/(decrease) in cash equivalents	19,072	(1,933)
Cash and cash equivalents, beginning of the period	73,356	82,344

Cash and cash equivalents, end of the period	92,428	80,411

Cash and cash equivalents comprise:
Cash and balances with central banks	3,884	4,790
Money market paper [1]	53,932	38,440
Due from banks maturing in less than three months	34,612	37,181

Total	92,428	80,411

1 Money market paper is included in the Balance sheet under Trading portfolio assets and Financial investments. CHF 9,557 million and CHF 5,206 million were pledged at 30 September 2004 and 30 September 2003, respectively.

Financial Statements
2 November 2004

Notes to the Financial Statements (unaudited)

Note 1 Basis of Accounting

UBS AG’s (“UBS”) consolidated financial statements (“the Financial Statements”) are prepared in accordance with International Financial Reporting Standards (IFRS) and stated in Swiss francs (CHF). These Financial Statements are presented in accordance with IAS 34 “Interim Financial Reporting”. In preparing the interim Financial Statements, the same accounting principles and methods of computation are applied as in the Financial Statements at 31 December 2003 and for the year then ended except for the changes set out below. The interim Financial Statements are unaudited. In the opinion of management, all adjustments necessary for a fair presentation of financial position, results of operations and cash flows for the interim periods have been made. These interim Financial Statements should be read in conjunction with the audited Financial Statements included in the UBS Financial Report 2003.

UBS sponsors the formation of companies, which may or may not be directly or indirectly owned subsidiaries, for the purpose of asset securitization transactions and to accomplish certain narrow and well-defined objectives. These companies may acquire assets directly or indirectly from UBS or its affiliates. Some of these companies are bankruptcy-remote entities whose assets are not available to satisfy the claims of creditors of UBS or any of its subsidiaries. Such companies are consolidated in the Financial Statements when the relationship between UBS and the company indicates that it is controlled by UBS.

Changes in Accounting Policies
Financial Instruments

On 1 January 2004, UBS adopted revised IAS 32 “Financial Instruments: Disclosure and Presentation” and revised IAS 39 “Financial Instruments: Recognition and Measurement” which were applied retrospectively to all financial instruments affected within the context of the two standards with the exception of the guidance relating to derecognition of financial assets and liabilities, which is applied prospectively. As a result of adopting the revised standards, UBS has restated prior period comparative information, as if the revised accounting standards had been in effect since the beginning of 2002, the earliest comparative prior period that will be presented with the audited Financial Statements to be included in the UBS Financial Report 2004.

Revised IAS 32 amends the accounting for certain derivative contracts linked to an entity’s own shares. Physically settled written put options and forward purchase contracts with UBS shares as underlying are recorded as liabilities, where at inception the present value of the obligation under the contract is debited against equity. The liability is subsequently accreted to the settlement amount using the effective interest rate method, thereby recording interest expense over the life of the contract. UBS currently has physically settled written put options linked to own shares that are now accounted for as liabilities. Liabilities of CHF 167 million at 30 September 2004, and CHF 49 million at 31 December 2003 were debited to shareholders’ equity due to written options. The impact on the income statement of all periods presented is insignificant. All other derivative contracts linked to own shares are accounted for as derivative instruments and are carried at fair value on the balance sheet under Positive replacement values or Negative replacement values.
Revised IAS 32 provides that netting is permitted only if, in addition to all other netting conditions, normal settlement is intended to take place on a net basis. In general, that condition is not met for derivative instruments and therefore replacement values are now reported on a gross basis. Replacement values of CHF 165,050 million that were previously offset have been affected and are now reported gross in the 31 December 2003 balance sheet.
Revised IAS 39 permits any financial instrument to be designated at inception, or at adoption of revised IAS 39, as carried at fair value through profit and loss. Upon adoption of revised IAS 39, UBS made that designation for the majority of its compound instruments issued. Previously, UBS separated the embedded derivative from the host contract and accounted for the separated derivative as a trading instrument. These instruments are now carried at fair value in their entirety with changes in fair value recorded in the income statement. The amounts are now included on the balance sheet within the line item Financial liabilities designated at fair value, with amounts of CHF 69,057 million at 30 September 2004 and CHF 35,286 million at 31 December 2003 being reported in that new line.

The guidance governing recognition and dere-cognition of a financial asset is considerably more complex under revised IAS 39 than previously and requires a multi-step decision process to determine whether derecognition is appropriate. UBS derecognizes financial assets for which it transfers the contractual rights to the cash flows and no longer retains any risk or reward coming from them nor maintains control over the financial assets. Accordingly, certain transactions are now accounted for as secured financing transactions instead of purchases or sales of trading portfolio assets with an accompanying swap derivative. The provisions of this guidance were applied prospectively as of 1 January 2004.
The effect of restating the income statement due to the adoption of revised IAS 32 and 39 on the comparative prior periods is as follows:
For the full years 2003 and 2002, net profit is reduced by CHF 82 million and CHF 24 million respectively. For the comparative third quarter 2003, the effect on net profit was an increase of CHF 10 million.

Investment properties

Effective 1 January 2004, UBS changed its accounting policy for investment property from historical cost less accumulated depreciation to the fair value model. All changes in the fair value of investment property are now recognized in the income statement, and depreciation expense is no longer recorded. Investment property is defined as property held exclusively to earn rental income and benefit from appreciation in value.

Fair value of investment property is determined by appropriate valuation techniques employed in the real estate industry, taking into account the specific circumstances for each item. This change required restatement of the 2002 and 2003 comparative financial years. The effects of the restatement were as follows: For the full year 2003, net profit was reduced by CHF 64 million and for the full year 2002 net profit was increased by CHF 19 million. For the comparative third quarter of 2003, the effect on net profit was an increase of CHF 2 million.

Credit risk losses incurred on
OTC derivatives

Effective 1 January 2004, the method of accounting for credit risk losses incurred on over-the-counter (OTC) derivatives has been changed. All such credit risk losses are now reported in net trading income and are no longer reported in credit loss expense. This change did not affect net profit or earnings per share results. It did, however, affect segment reporting, as losses reported as credit loss expense were previously deferred over a three-year period in the Business Group segment reporting, whereas under the changed method of accounting, losses in trading income are not subject to such a deferral. In the segment report, therefore, losses on OTC derivatives are now reported as they are incurred. This change in accounting method affected to a minor extent certain balance sheet lines at 31 December 2003, which have been restated to conform to the current year presentation. The changed method of accounting had the following impact on the performance before tax of our Business Groups. In 2003, it reduced Wealth Management & Business Banking’s pre-tax performance by CHF 8 million. It raised the Investment Bank’s by CHF 37 million while Corporate Center’s fell by CHF 29 million. In 2002, the changed method lowered the Investment Bank’s pre-tax performance by CHF 28 million and raised Corporate Center’s by CHF 28 million. For the comparative third quarter of 2003, the effect on pre-tax performance was a reduction of CHF 3 million at Investment Bank and a corresponding increase at Corporate Center.

Financial Statements
2 November 2004

Note 2 Reporting by Business Group

Internal charges and transfer pricing adjustments are reflected in the performance of each business. Revenue-sharing agreements are used to allocate external customer revenues to a Business Group on a reasonable basis. Transactions between

Business Groups are conducted at arm’s length. The presentation of the business segments below reflects UBS’s organization structure and management responsibilities. It shows how UBS is organized into six Business Groups, two of which

For the nine months ended 30 September 2004

	Wealth Management & Business Banking		Global Asset Management
CHF million	Wealth Management	Business Banking CH

Income	5,782	3,824	1,496
Credit loss (expense)/recovery	0	76	0

Total operating income	5,782	3,900	1,496

Personnel expenses	1,575	1,799	697
General and administrative expenses	451	795	208
Services to/from other business units	1,043	(385)	96
Depreciation	46	49	17
Amortization of goodwill and other intangible assets	57	0	98
Goods and materials purchased

Total operating expenses	3,172	2,258	1,116

Business Group performance before tax	2,610	1,642	380
Tax expense

Net profit before minority interests
Minority interests

Net profit

1 Results shown for the three month period beginning on 1 July 2004.

For internal management reporting purposes we measure credit loss expense using an expected loss concept. The table below shows Business Group performance consistent with the way in which our businesses are managed and the way

Business Group performance is measured. Expected credit loss reflects the average annual costs that are expected to arise from positions in the current portfolio that become impaired in the future. The Adjusted expected credit loss report-

	Wealth Management & Business Banking		Global Asset Management
CHF million	Wealth Management	Business Banking CH

Income	5,782	3,824	1,496
Adjusted expected credit loss	(6)	(31)	0

Total operating income	5,776	3,793	1,496

Personnel expenses	1,575	1,799	697
General and administrative expenses	451	795	208
Services to/from other business units	1,043	(385)	96
Depreciation	46	49	17
Amortization of goodwill and other intangible assets	57	0	98
Goods and materials purchased

Total operating expenses	3,172	2,258	1,116

Business Group performance before tax	2,604	1,535	380
Tax expense

Net profit before minority interests
Minority interests

Net profit

1 Results shown for the three month period beginning on 1 July 2004.

are composed of two underlying business units. The management of the Wealth Management & Business Banking Business Group is responsible for the Wealth Management and the Business Banking Switzerland units, whereas the manage-

ment of Corporate Center is responsible for the Private Banks & GAM unit as well as for all Corporate Functions. A new segment called Industrial Holdings was added with the consolidation of Motor-Columbus.

Financial Businesses				Industrial Holdings[1]	UBS
Investment Bank	Wealth Management USA	Corporate Center
		Private Banks & GAM	Corporate Functions

12,062	3,852	839	232	1,692	29,779
112	2	(42)	0		148

12,174	3,854	797	232	1,692	29,927

6,307	2,617	312	554	152	14,013
1,866	602	118	828	68	4,936
163	239	8	(1,164)	0	0
184	54	15	589	31	985
219	233	56	14	38	715
				1,333	1,333

8,739	3,745	509	821	1,622	21,982

3,435	109	288	(589)	70	7,945
					1,565

					6,380
					(312)

					6,068

ed for each Business Group is the Expected credit loss on its portfolio, plus the deferral which is the difference between Credit loss expense and Expected credit loss, amortized over a three-year period. The difference between these Adjusted expected credit loss figures and the Credit loss expense recorded at Group level for financial reporting purposes is reported in the Corporate Center.

Financial Businesses				Industrial Holdings[1]	UBS
Investment Bank	Wealth Management USA	Corporate Center
		Private Banks & GAM	Corporate Functions

12,062	3,852	839	232	1,692	29,779
(12)	(5)	(2)	204		148

12,050	3,847	837	436	1,692	29,927

6,307	2,617	312	554	152	14,013
1,866	602	118	828	68	4,936
163	239	8	(1,164)	0	0
184	54	15	589	31	985
219	233	56	14	38	715
				1,333	1,333

8,739	3,745	509	821	1,622	21,982

3,311	102	328	(385)	70	7,945
					1,565

					6,380
					(312)

					6,068

Financial Statements
2 November 2004

Note 2 Reporting by Business Group (continued)

For the nine months ended 30 September 2003
	Wealth Management & Business Banking
CHF million	Wealth Management	Business Banking CH	Global Asset Management

Income	5,058	3,958	1,286
Credit loss (expense)/recovery	5	28	0

Total operating income	5,063	3,986	1,286

Personnel expenses	1,465	1,824	608
General and administrative expenses	433	823	203
Services to/from other business units	1,132	(477)	119
Depreciation	61	61	16
Amortization of goodwill and other intangible assets	58	0	120

Total operating expenses	3,149	2,231	1,066

Business Group performance before tax	1,914	1,755	220
Tax expense

Net profit before minority interests
Minority interests

Net profit

For internal management reporting purposes we measure credit loss expense using an expected loss concept. The table below shows Business Group performance consistent with the way in which our businesses are managed and the way

Business Group performance is measured. Expected credit loss reflects the average annual costs that are expected to arise from positions in the current portfolio that become impaired in the future. The Adjusted expected credit loss report-

	Wealth Management & Business Banking
CHF million	Wealth Management	Business Banking CH	Global Asset Management

Income	5,058	3,958	1,286
Adjusted expected credit loss	(5)	(121)	0

Total operating income	5,053	3,837	1,286

Personnel expenses	1,465	1,824	608
General and administrative expenses	433	823	203
Services to/from other business units	1,132	(477)	119
Depreciation	61	61	16
Amortization of goodwill and other intangible assets	58	0	120

Total operating expenses	3,149	2,231	1,066

Business Group performance before tax	1,904	1,606	220
Tax expense

Net profit before minority interests
Minority interests

Net profit

		Corporate Center
Investment Bank	Wealth Management USA	Private Banks & GAM	Corporate Functions	UBS

10,424	3,907	648	(3)	25,278
(58)	(3)	2	0	(26)

10,366	3,904	650	(3)	25,252

5,713	2,718	279	586	13,193
1,503	539	116	802	4,419
112	327	8	(1,221)	0
179	54	20	589	980
209	257	61	13	718

7,716	3,895	484	769	19,310

2,650	9	166	(772)	5,942
				1,266

				4,676
				(245)

				4,431

ed for each Business Group is the Expected credit loss on its portfolio, plus the deferral which is the difference between Credit loss expense and Expected credit loss, amortized over a three-year period. The difference between these Adjusted expected credit loss figures and the Credit loss expense recorded at Group level for financial reporting purposes is reported in the Corporate Center.

		Corporate Center
Investment Bank	Wealth Management USA	Private Banks & GAM	Corporate Functions	UBS

10,424	3,907	648	(3)	25,278
(45)	(7)	(2)	154	(26)

10,379	3,900	646	151	25,252

5,713	2,718	279	586	13,193
1,503	539	116	802	4,419
112	327	8	(1,221)	0
179	54	20	589	980
209	257	61	13	718

7,716	3,895	484	769	19,310

2,663	5	162	(618)	5,942
				1,266

				4,676
				(245)

				4,431

Financial Statements
2 November 2004

Note 3 Net Interest and Trading Income

Accounting standards require separate disclosure of net interest income and net trading income (see the second and the third table). This required disclosure, however, does not take into account that net interest and trading income are generated by a range of different business activities. In many cases, a particular business activity can generate both net interest and trading income. Fixed income trading activity, for example, generates both trading profits and coupon income. UBS management therefore analyzes net interest and trading income according to the business activity generating it. The first table below (labeled Net interest and trading income) provides information that corresponds to this management view. For example, net income from trading activities is further broken down into the four sub-components of Equities, Fixed income, Foreign exchange and Other. These activities generate both types of income (interest and trading revenue) and therefore this analysis is not comparable to the breakdown provided in the third table on the next page (Net trading income only).

Net interest and trading income

	Quarter ended			% change from		Year to date
CHF million	30.9.04	30.6.04	30.9.03	2Q04	3Q03	30.9.04	30.9.03

Net interest income	2,963	3,056	3,357	(3)	(12)	9,237	9,292
Net trading income	666	1,177	639	(43)	4	3,628	3,178

Total net interest and trading income	3,629	4,233	3,996	(14)	(9)	12,865	12,470

Breakdown by business activity
	Quarter ended			% change from		Year to date
CHF million	30.9.04	30.6.04	30.9.03	2Q04	3Q03	30.9.04	30.9.03

Net income from interest margin products	1,278	1,290	1,267	(1)	1	3,833	3,844

Equities	578	696	722	(17)	(20)	2,220	1,744
Fixed income	1,237	1,619	1,586	(24)	(22)	5,007	5,328
Foreign exchange	269	422	345	(36)	(22)	1,105	1,115
Other	63	72	70	(13)	(10)	224	240

Net income from trading activities	2,147	2,809	2,723	(24)	(21)	8,556	8,427

Net income from treasury activities	345	373	353	(8)	(2)	1,028	1,091

Other[1]	(141)	(239)	(347)	41	59	(552)	(892)

Total net interest and trading income	3,629	4,233	3,996	(14)	(9)	12,865	12,470

1 Includes external funding costs of the Paine Webber Group, Inc. acquisition.

Note 3 Net Interest and Trading Income (continued)

Net interest income[1]
	Quarter ended			% change from		Year to date
CHF million	30.9.04	30.6.04	30.9.03	2Q04	3Q03	30.9.04	30.9.03

Interest income
Interest earned on loans and advances	2,256	2,124	2,794	6	(19)	7,113	8,188
Interest earned on securities borrowed and reverse repurchase agreements	2,993	2,806	2,538	7	18	8,073	8,243
Interest and dividend income from financial investments	29	25	13	16	123	75	60
Interest and dividend income from trading portfolio	4,689	5,003	4,799	(6)	(2)	14,405	13,929

Total	9,967	9,958	10,144	0	(2)	29,666	30,420

Interest expense
Interest on amounts due to banks and customers	1,355	1,270	1,000	7	36	3,812	3,352
Interest on securities lent and repurchase agreements	2,650	2,641	2,448	0	8	7,432	7,561
Interest and dividend expense from trading portfolio	1,945	2,072	2,531	(6)	(23)	6,332	7,651
Interest on financial liabilities designated at fair value	84	432	216	(81)	(61)	791	520
Interest on debt issued	970	487	592	99	64	2,062	2,044

Total	7,004	6,902	6,787	1	3	20,429	21,128

Net interest income	2,963	3,056	3,357	(3)	(12)	9,237	9,292

Net trading income[1]
	Quarter ended			% change from		Year to date
CHF million	30.9.04	30.6.04	30.9.03	2Q04	3Q03	30.9.04	30.9.03

Equities	437	585	310	(25)	41	1,723	1,131
Fixed income [2]	(186)	47	(36)		(417)	407	750
Foreign exchange and other	415	545	365	(24)	14	1,498	1,297

Net trading income	666	1,177	639	(43)	4	3,628	3,178

1 Please refer to the table “Net Interest and Trading Income” on the previous page for the Equities, Fixed income, Foreign exchange and Other business results (for an explanation, read the corresponding introductory comment).  2 Includes commodities trading income.

Included in the Net trading income table are fair value changes of CHF (682) million for the quarter ended 30 September 2004, CHF 288 million for the quarter ended 30 June 2004, and CHF 126 million for the quarter ended 30 September 2003 related to financial liabilities designated as held at fair value through profit and loss. For the nine months ended 30 September 2004 and 2003, the respective amounts are CHF (780) million and CHF 63 million. For third quarter 2004, CHF 267 million of the total fair value change was attributable to changes in fair value of embedded derivatives, while CHF (940) million was attributable to changes in LIBOR and CHF (9) million due to change in credit spread. The exposure from embedded derivatives is economically hedged with derivatives whose change in fair value is also reported in Net trading income, offsetting the fair value changes related to financial liabilities designated as held at fair value.

Financial Statements
2 November 2004

Note 4 Net Fee and Commission Income

	Quarter ended			% change from		Year to date
CHF million	30.9.04	30.6.04	30.9.03	2Q04	3Q03	30.9.04	30.9.03

Equity underwriting fees	317	338	260	(6)	22	1,052	796
Bond underwriting fees	241	288	232	(16)	4	843	787

Total underwriting fees	558	626	492	(11)	13	1,895	1,583

Corporate finance fees	195	273	188	(29)	4	668	455
Brokerage fees	1,276	1,434	1,465	(11)	(13)	4,478	4,113
Investment fund fees	1,141	1,158	1,031	(1)	11	3,430	2,844
Fiduciary fees	54	54	60	0	(10)	162	185
Custodian fees	303	328	299	(8)	1	945	883
Portfolio and other management and advisory fees	1,163	1,154	1,022	1	14	3,439	2,834
Insurance-related and other fees	90	88	94	2	(4)	243	286

Total securities trading and investment activity fees	4,780	5,115	4,651	(7)	3	15,260	13,183

Credit-related fees and commissions	63	70	60	(10)	5	198	175
Commission income from other services	245	249	259	(2)	(5)	734	794

Total fee and commission income	5,088	5,434	4,970	(6)	2	16,192	14,152

Brokerage fees paid	307	343	390	(10)	(21)	1,077	1,080
Other	248	250	194	(1)	28	736	547

Total fee and commission expense	555	593	584	(6)	(5)	1,813	1,627

Net fee and commission income	4,533	4,841	4,386	(6)	3	14,379	12,525

Note 5 Other Income

	Quarter ended			% change from		Year to date
CHF million	30.9.04	30.6.04	30.9.03	2Q04	3Q03	30.9.04	30.9.03

Gains/(losses) from disposal of associates and subsidiaries
Net gain from disposal of:
Consolidated subsidiaries	80	0	3			80	167
Investments in associates	0	0	1		(100)	0	2

Total	80	0	4			80	169

Financial investments available for sale
Net gain from disposal of:
Private equity investments	104	166	27	(37)	285	509	110
Other financial investments	19	4	6	375	217	33	92
Impairment charges on private equity investments and other financial investments	(54)	(46)	(83)	(17)	35	(169)	(412)

Total	69	124	(50)	(44)		373	(210)

Net income from investments in property	15	19	17	(21)	(12)	52	56
Equity in income of associates	(1)	44	42			51	114
Gains / (losses) from investment properties	10	0	0			10	(35)
Other	120	92	66	30	82	290	189

Total other income	293	279	79	5	271	856	283

Financial Statements
2 November 2004

Note 6 Personnel Expenses

	Quarter ended			% change from		Year to date
CHF million	30.9.04	30.6.04	30.9.03	2Q04	3Q03	30.9.04	30.9.03

Salaries and bonuses	3,319	3,693	3,385	(10)	(2)	11,248	10,258
Contractors	159	133	137	20	16	421	410
Insurance and social contributions	256	261	280	(2)	(9)	808	720
Contribution to retirement plans	188	173	172	9	9	538	571
Other personnel expenses	321	339	398	(5)	(19)	998	1,234

Total personnel expenses	4,243	4,599	4,372	(8)	(3)	14,013	13,193

Note 7 General and Administrative Expenses

	Quarter ended			% change from		Year to date
CHF million	30.9.04	30.6.04	30.9.03	2Q04	3Q03	30.9.04	30.9.03

Occupancy	328	304	299	8	10	982	974
Rent and maintenance of machines and equipment	186	167	189	11	(2)	524	532
Telecommunications and postage	205	201	221	2	(7)	605	659
Administration	170	114	151	49	13	428	445
Marketing and public relations	104	108	83	(4)	25	323	276
Travel and entertainment	163	150	124	9	31	449	368
Professional fees	187	163	140	15	34	487	396
IT and other sourcing	253	228	214	11	18	696	610
Other	90	308	1	(71)		442	159

Total general and administrative expenses	1,686	1,743	1,422	(3)	19	4,936	4,419

Note 8 Earnings per Share (EPS) and Shares Outstanding

	Quarter ended			% change from		Year to date
Basic earnings (CHF million)	30.9.04	30.6.04	30.9.03	2Q04	3Q03	30.9.04	30.9.03

Net profit	1,671	1,974	1,685	(15)	(1)	6,068	4,431

	Quarter ended			% change from		Year to date
Diluted earnings (CHF million)	30.9.04	30.6.04	30.9.03	2Q04	3Q03	30.9.04	30.9.03

Net profit	1,671	1,974	1,685	(15)	(1)	6,068	4,431
Less: Profit on equity derivative contracts	(9)	(21)	(8)	57	(13)	4	(2)

Net profit for diluted EPS	1,662	1,953	1,677	(15)	(1)	6,072	4,429

	Quarter ended			% change from		Year to date
Weighted average shares outstanding	30.9.04	30.6.04	30.9.03	2Q04	3Q03	30.9.04	30.9.03

Weighted average shares outstanding	1,041,914,156	1,066,106,956	1,102,783,381	(2)	(6)	1,060,980,603	1,130,413,592
Potentially dilutive ordinary shares resulting from options and warrants outstanding	29,542,033	33,140,335	30,614,016	(11)	(4)	33,660,572	20,617,036

Weighted average shares outstanding for diluted EPS	1,071,456,189	1,099,247,291	1,133,397,397	(3)	(5)	1,094,641,175	1,151,030,628

	Quarter ended			% change from		Year to date
Earnings per share (CHF)	30.9.04	30.6.04	30.9.03	2Q04	3Q03	30.9.04	30.9.03

Basic	1.60	1.85	1.53	(14)	5	5.72	3.92
Diluted	1.55	1.78	1.48	(13)	5	5.55	3.85

	As at			% change from
Shares outstanding	30.9.04	30.6.04	30.9.03	2Q04	3Q03

Total ordinary shares issued	1,125,628,958	1,125,400,202	1,182,486,491	0	(5)
Second trading line treasury shares
2003 program	0	0	42,940,000
2004 program	35,615,094	14,905,094	0
Other treasury shares	56,636,364	58,200,728	55,128,507	(3)	3

Total treasury shares	92,251,458	73,105,822	98,068,507	26	(6)

Shares outstanding	1,033,377,500	1,052,294,380	1,084,417,984	(2)	(5)

Note 9 Currency Translation Rates

The following table shows the principal rates used to translate the financial statements of foreign entities into Swiss francs:

	Spot rate			Average rate			Average rate
	As at			Quarter ended			Year to date
	30.9.04	30.6.04	30.9.03	30.9.04	30.6.04	30.9.03	30.9.04	30.9.03

1 USD	1.25	1.25	1.32	1.26	1.27	1.36	1.26	1.35
1 EUR	1.55	1.52	1.54	1.54	1.53	1.54	1.55	1.52
1 GBP	2.26	2.27	2.19	2.29	2.29	2.20	2.30	2.19
100 JPY	1.13	1.15	1.18	1.15	1.15	1.17	1.17	1.15

Financial Statements
2 November 2004

Note 10 Business Combinations

Motor-Columbus

On 1 July 2004, UBS acquired from RWE, a German utilities company, its 20% ownership interest in Motor-Columbus AG (Motor-Columbus) for a cash consideration, including incidental acquisition costs, of approximately CHF 379 million. UBS now holds a 55.6% majority interest in Motor-Columbus, a Swiss holding company whose most significant asset is an approximate 59.3% ownership interest in Aare-Tessin AG für Elektrizität (Atel), a Swiss group engaged in the production, distribution and trading of electricity.
UBS now consolidates Motor-Columbus and treated the acquisition of the 20% ownership interest as a business combination. The purchase price was allocated to acquired net assets of approximately CHF 260 million and the difference of CHF 119 million to the purchase price was recognized as goodwill. In accordance with IFRS 3, the existing 35.6% interest in Motor-Columbus was revalued to the valuation basis established at 1 July 2004, resulting in a revaluation amount of approximately CHF 81 million (CHF 63 million net of deferred tax liabilities), which was recorded directly in equity. The minority interests were also revalued to the new valuation basis, so that assets acquired and liabilities assumed are carried at full fair value. Details of assets, liabilities and minority interests, for which a step-up to fair value was recognized in purchase accounting, and all other assets and liabilities recognized at carryover basis are as follows:

	Motor-Columbus	Step-up to	Motor-Columbus
CHF million	book value	fair value	fair value

Assets
Intangible assets	444	750	1,194
Property and equipment	1,939	144	2,083
Investments in associates	655	367	1,022
Financial investments	621	19	640
Deferred tax assets	113	67	180
All other assets	2,629	–	2,629

Total assets	6,401	1,347	7,748

Liabilities
Provisions	835	75	910
Debt issued	700	27	727
Deferred tax liabilities	293	308	601
All other liabilities	3,045	–	3,045

Total liabilities	4,873	410	5,283

Minority interests	784	382	1,166
Equity	744	555	1,299

Total liabilities, minority interests and equity	6,401	1,347	7,748

The CHF 75 million step-up to fair value of provisions relates to contingent liabilities arising from guarantees and certain contractual obligations. UBS’s share in the equity of CHF 1,299 million is CHF 723 million, while the remaining CHF 576 million is recognized as additional minority interests, bringing total minority interest in UBS Financial Statements as of the acquisition date to CHF 1,742 million.

Useful economic lives between 4 and 25 years have been assigned to amortizable and depreciable assets based on contractual lives, where applicable, or estimates of the period during which the assets will benefit the operations.

During the first six months of 2004 Motor Columbus had consolidated sales of CHF 3,459 million and recorded a profit before minority interests of CHF 166 million.

Acquisitions announced in third quarter

On 23 August 2004, UBS and Brunswick Capital, equal partners in Brunswick UBS, an equity brokerage and trading, investment banking and custody joint venture in Russia, agreed that UBS will buy the whole of Brunswick Capital’s 50% stake in the joint venture. UBS will pay a cash consideration to the sellers of USD 99 million at closing and a further USD 66 million at the end of 2005 plus 20% of Brunswick UBS’s net profits for 2005. Formed in 1997, Brunswick UBS has developed a significant franchise in the Russian securities market, employing 120 people in Moscow. The transaction is subject to regulatory approval and is expected to close in the fourth quarter.
On 31 August 2004, UBS announced the acquisition of Charles Schwab SoundView Cap-

ital Markets, the Capital Markets Division of Charles Schwab Corp. (Schwab), for an aggregate cash consideration of USD 265 million. The business comprises equities trading and sales, including a third-party execution business, along with Schwab’s NASDAQ trading system. At 31 August 2004, the business handled over 200 million shares a day in trade volume and was a market-maker in over 11,000 stocks. As part of the sale, UBS and Schwab have entered into a multi-year execution service agreement for the handling of Schwab’s equities and listed options orders. The acquisition will be integrated in the Equities business of UBS’s Investment Bank and is expected to close in the fourth quarter of 2004, subject to regulatory approval.

UBS Registered Shares
2 November 2004

UBS Registered Shares

UBS ordinary shares are registered shares with a par value of CHF 0.80 per share. They are issued in the form of Global Registered Shares (GRS). A Global Registered Share is a security that provides direct and equal ownership for all shareholders. It can be traded and transferred across applicable borders without the need for conversion, with identical shares traded on different stock exchanges in different currencies. The share is listed on the Swiss (traded on virt-x), New York and Tokyo stock exchanges.

Ticker symbols

Trading exchange	Bloomberg	Reuters

virt-x	UBSN VX	UBSN.VX

New York Stock Exchange	UBS US	UBS.N

Tokyo Stock Exchange	8657 JP	UBS.T

Security identification codes

ISIN	CH0012032030

Valoren	1203203

Cusip	CINS H8920M855

UBS share price

Note: For current share price refer to: www.ubs.com/quotes

Cautionary statement regarding
forward-looking statements

This communication contains statements that constitute “forward-looking statements”, including, but not limited to, statements relating to the implementation of strategic initiatives, such as the European wealth management business, and other statements relating to our future business development and economic performance.
While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations.
These factors include, but are not limited to, (1) general market, macro-economic, governmental and regulatory trends, (2) movements in local and international securities markets, currency exchange rates and interest rates, (3) competitive pressures, (4) technological developments, (5) changes in the financial position or creditworthiness of our customers, obligors and counterparties and developments in the markets in which they operate, (6) legislative developments, (7) management changes and changes to our Business Group structure and (8) other key factors that we have indicated could adversely affect our business and financial performance which are contained in other parts of this document and in our past and future filings and reports, including those filed with the SEC.
More detailed information about those factors is set forth elsewhere in this document and in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2003. UBS is not under any obligation to (and expressly disclaims any such obligations to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

Imprint

Publisher / Copyright: UBS AG, Switzerland.
Language: English. SAP-No. 80834E-0404

UBS AG
P.O. Box, CH-8098
Zurich P.O. Box,
CH-4002 Basel
www.ubs.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

	By:	/s/ David Aufhauser

Name: David Aufhauser
Title: Managing Director

	By:	/s/ Per Dyrvik

Name: Per Dyrvik
Title: Managing Director

Date: November 5, 2004